UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May 2018

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC
(Translation of registrant’s name into English)

66 Seymour Street, Second Floor
London, W1H 5BT
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

PART I.	FINANCIAL INFORMATION

ITEM 1.	Condensed Consolidated Financial Statements (Unaudited)

INTERNATIONAL GAME TECHNOLOGY PLC

International Game Technology PLC
Condensed Consolidated Balance Sheets
(Unaudited, $ thousands, except par value and number of shares)

	March 31, 2018	December 31, 2017
Assets
Current assets:
Cash and cash equivalents	569,620	1,057,418
Restricted cash	246,653	248,012
Trade and other receivables, net	953,342	937,854
Inventories, net	320,512	319,545
Other current assets	471,095	407,520
Income taxes receivable	83,483	94,168
Total current assets	2,644,705	3,064,517
Systems, equipment and other assets related to contracts, net	1,425,976	1,434,194
Property, plant and equipment, net	188,790	193,723
Goodwill	5,739,554	5,723,815
Intangible assets, net	2,220,681	2,273,460
Other non-current assets	2,442,622	2,427,953
Deferred income taxes	42,579	41,546
Total non-current assets	12,060,202	12,094,691
Total assets	14,704,907	15,159,208

Liabilities, redeemable non-controlling interests, and shareholders' equity
Current liabilities:
Accounts payable	1,192,750	1,240,753
Other current liabilities	1,637,742	1,780,875
Current portion of long-term debt	—	599,114
Short-term borrowings	44,448	—
Income taxes payable	95,671	55,935
Total current liabilities	2,970,611	3,676,677
Long-term debt, less current portion	8,049,791	7,777,445
Deferred income taxes	462,386	491,460
Income taxes payable	55,665	55,665
Other non-current liabilities	469,919	446,113
Total non-current liabilities	9,037,761	8,770,683
Total liabilities	12,008,372	12,447,360
Commitments and contingencies (Note 7)
Redeemable non-controlling interests	377,243	356,917
Shareholders’ equity:
Common stock, par value $0.10 per share; 203,567,438 and 203,446,572 shares issued and outstanding at March 31, 2018 and December 31, 2017, respectively	20,356	20,344
Additional paid-in capital	2,649,178	2,676,854
Retained deficit	(1,090,507)	(1,032,372)
Accumulated other comprehensive income	372,785	340,169
Total IGT PLC’s shareholders’ equity	1,951,812	2,004,995
Non-controlling interests	367,480	349,936
Total shareholders’ equity	2,319,292	2,354,931
Total liabilities, redeemable non-controlling interests, and shareholders’ equity	14,704,907	15,159,208

The accompanying notes are an integral part of these condensed consolidated financial statements.

International Game Technology PLC
Condensed Consolidated Statements of Operations
(Unaudited, $ and shares in thousands, except per share amounts)

	For the three months ended March 31,
	2018	2017
Service revenue	1,046,951	1,026,945
Product sales	160,005	125,639
Total revenue	1,206,956	1,152,584

Cost of services	618,058	624,294
Cost of product sales	103,351	114,336
Selling, general and administrative	215,218	200,524
Research and development	71,263	82,621
Restructuring expense	2,016	9,267
Transaction expense, net	55	2,321
Total operating expenses	1,009,961	1,033,363

Operating income	196,995	119,221

Interest income	2,999	2,626
Interest expense	(110,279)	(114,799)
Foreign exchange loss, net	(96,695)	(46,837)
Other income, net	2,981	2,667
Total non-operating expenses	(200,994)	(156,343)

Loss before provision for (benefit from) income taxes	(3,999)	(37,122)
Provision for (benefit from) income taxes	60,505	(10,330)
Net loss	(64,504)	(26,792)

Less: Net income attributable to non-controlling interests	18,316	11,149
Less: Net income attributable to redeemable non-controlling interests	20,326	16,849
Net loss attributable to IGT PLC	(103,146)	(54,790)

Net loss attributable to IGT PLC per common share - basic	(0.51)	(0.27)
Net loss attributable to IGT PLC per common share - diluted	(0.51)	(0.27)

Weighted-average shares - basic	203,597	202,479
Weighted-average shares - diluted	203,597	202,479

Dividends declared per common share	$0.20	$0.20

The accompanying notes are an integral part of these condensed consolidated financial statements.

International Game Technology PLC
Condensed Consolidated Statements of Comprehensive Income
(Unaudited, $ thousands)

	For the three months ended March 31,
	2018	2017
Net loss	(64,504)	(26,792)

Other comprehensive income, before tax:

Foreign currency translation adjustments	35,101	24,375

Change in unrealized loss on cash flow hedges:
Unrealized loss on cash flow hedges	(6,112)	(1,649)
Reclassification of loss (gain) to net income	1,225	(387)
Total change in unrealized loss on cash flow hedges	(4,887)	(2,036)

Unrealized gain on available-for-sale securities	1,225	1,510

Other comprehensive income, before tax	31,439	23,849

Income tax benefit related to items of other comprehensive income	1,133	190
Other comprehensive income	32,572	24,039

Total comprehensive loss	(31,932)	(2,753)

Less: Total comprehensive income attributable to non-controlling interests	18,272	10,943
Less: Total comprehensive income attributable to redeemable non-controlling interests	20,326	16,849
Total comprehensive loss attributable to IGT PLC	(70,530)	(30,545)

The accompanying notes are an integral part of these condensed consolidated financial statements.

International Game Technology PLC
Condensed Consolidated Statements of Cash Flows
(Unaudited, $ thousands)

	For the three months ended March 31,
	2018	2017
Cash flows from operating activities
Net loss	(64,504)	(26,792)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	98,087	91,921
Foreign exchange loss, net	96,695	46,837
Amortization	68,392	116,241
Service revenue amortization	56,650	49,399
Stock-based compensation expense	14,178	849
Debt issuance cost amortization	6,099	4,678
Deferred income tax provision	(22,914)	(49,480)
Other non-cash costs, net	5,529	2,964
Changes in operating assets and liabilities:
Trade and other receivables	11,968	136,694
Inventories	(11,657)	158
Accounts payable	(35,545)	(14,946)
Other assets and liabilities	(145,768)	(64,971)
Net cash provided by operating activities	77,210	293,552

Cash flows from investing activities
Capital expenditures	(134,661)	(172,052)
Proceeds from sale of assets	2,473	160,924
Other	347	432
Net cash used in investing activities	(131,841)	(10,696)

Cash flows from financing activities
Principal payments on long-term debt	(625,500)	(54,406)
Net payments of financial liabilities	(32,702)	(27,154)
Dividends paid - non-controlling interests	(13,316)	(13,093)
Net proceeds from short-term borrowings	44,429	797
Proceeds from long-term debt	164,681	—
Other	(825)	(2,439)
Net cash used in financing activities	(463,233)	(96,295)

Net (decrease) increase in cash and cash equivalents, and restricted cash	(517,864)	186,561
Effect of exchange rate changes on cash and cash equivalents, and restricted cash	28,707	(1,885)
Cash and cash equivalents, and restricted cash at the beginning of the period	1,305,430	541,316
Cash and cash equivalents, and restricted cash at the end of the period	816,273	725,992

Supplemental Cash Flow Information
Interest paid	(227,356)	(210,936)
Income taxes paid	(13,691)	(7,933)

The accompanying notes are an integral part of these condensed consolidated financial statements.

International Game Technology PLC
Notes to Condensed Consolidated Financial Statements

1.	Description of the Business

International Game Technology PLC, a public limited company organized under the laws of England and Wales (the “Parent”), has its corporate headquarters in London, England. The Parent is the successor to GTECH S.p.A., a società per azioni incorporated under the laws of Italy (“GTECH”), and the sole stockholder of International Game Technology, a Nevada corporation (“IGT”). The Parent, together with its consolidated subsidiaries, has principal operating facilities in Rome, Italy; Providence, Rhode Island; and Las Vegas, Nevada.

When used in these notes, unless otherwise specified or the context otherwise indicates, all references to “IGT PLC,” the “Company,” “we,” “our,” or “us” refer to the business and operations of the Parent and its consolidated subsidiaries.

We are a leading commercial operator and provider of technology in the regulated worldwide gaming markets that operates and provides a full range of services and leading-edge technology products across all gaming markets, including lotteries, machine gaming, sports betting and interactive gaming. We also provide high-volume processing of commercial transactions. Our state-of-the-art information technology platforms and software enable distribution of our products and services through land-based systems, Internet and mobile devices.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying condensed consolidated financial statements and notes of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information. Accordingly, these interim financial statements do not include all of the information and note disclosures required by GAAP for complete financial statements, but reflect all normal recurring adjustments that are, in the opinion of management, necessary for a fair presentation of the interim period results. These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and related notes included in our 2017 Form 20-F.

Intercompany accounts and transactions have been eliminated. The condensed consolidated financial statements are presented in U.S. dollars and all amounts are rounded to the nearest thousand (except share and per share data) unless otherwise indicated. Certain reclassifications have been made to prior periods to conform to the current period presentation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingencies at the date of the financial statements and the reported amounts of revenue and expense during the reporting periods. Actual results could differ from those estimates.

Revenue Recognition

We account for a contract with a customer when:

i.	we have written approval;

ii.	the contract is committed;

iii.	the rights of the parties, including payment terms, are identified;

iv.	the contract has commercial substance; and

v.	collectability of consideration is probable.

A performance obligation is a promise in a contract with a customer to transfer products or services that are distinct.  If we enter into two or more contracts at or near the same time, the contracts may be combined and accounted for as one contract, in which case we determine whether the services or products in the combined contract are distinct. A service or product that is promised to a customer is distinct if both of the following criteria are met:

•	The customer can benefit from the service or product either on its own or together with other resources that are readily available to the customer; and

•	Our promise to transfer the service or product to the customer is separately identifiable from other promises in the contract.

Revenue is recognized when (or as) control of a promised service or product transfers to a customer, in an amount that reflects the consideration (which represents the transaction price) to which we expect to be entitled in exchange for transferring that service or product. If the consideration promised in a contract includes a variable amount, we estimate the amount to which we expect to be entitled using either the expected value or most likely amount method. Our contracts may include terms that could cause variability in the consideration, including, for example, rebates, volume discounts, service-level penalties, and performance bonuses or other forms of contingent revenue.

Our standard payment terms dictate that payment is due upon receipt of invoice, payable within 30 days. Invoices are generally issued as control transfers and/or as services are rendered. Additionally, in determining the transaction price, we adjust the promised amount of consideration for the effects of the time value of money if the payment terms are not standard and the timing of payments agreed to by the parties to the contract provide the customer or the Company with a significant benefit of financing, in which case the contract contains a significant financing component. Most arrangements that contain a significant financing component include explicit financing terms.

We may include subcontractor services or third-party vendor services or products in certain arrangements. In these arrangements, revenue from sales of third-party vendor services or products are recorded net of costs when we are acting as an agent between the customer and the vendor, and gross when we are the principal for the transaction. To determine whether we are an agent or principal, we consider whether we obtain control of the services or products before they are transferred to the customer. In making this evaluation, several factors are considered, most notably whether we have primary responsibility for fulfillment to the customer, as well as inventory risk and pricing discretion.

Service Revenue

Service revenue is derived from the following sources:

•	Operating and Facilities Management contracts;

•	Lottery Management agreements ("LMAs");

•	Machine gaming; and

•	Other services.

Operating and Facilities Management Contracts

Our revenue from operating contracts, primarily from the Italy segment, is derived from long-term exclusive operating licenses. Under operating contracts, we manage all the activities along the lottery value chain including collecting wagers, paying out prizes, managing all accounting and other back-office functions, running advertising and promotions, operating data transmission networks and processing centers, training staff, providing retailers with assistance, and supplying materials for the game. In most cases, the arrangement is a single performance obligation composed of a series of distinct services that are substantially the same and have the same pattern of transfer (i.e., distinct days of service).

Under operating contracts, we typically satisfy the performance obligation and recognize revenue over time because the customer simultaneously receives and consumes the benefits provided as we perform the services. The amount of consideration to which we are typically entitled is variable based on a percentage of sales. Revenue is typically recognized in the amount that we have the right to invoice the customer as this corresponds directly with the value to the customer of our completed performance. In arrangements where we are performing services on behalf of the government and the government is considered our customer, revenue is recognized net of prize payments, taxes, retailer commissions, and remittances to state authorities.

Under operating contracts, we are generally required to pay an upfront license fee. When such upfront license payments are made to our customers, the payment is recorded as a non-current asset and amortized ratably as a reduction of service revenue over the period of usage of the license.

Our revenue from facilities management contracts ("FMCs") is generated by constructing, installing, and operating the online lottery system and related point-of-sale equipment. Under a typical FMC, we maintain ownership of the technology and are responsible for capital investments throughout the duration of the contract. FMCs typically include a wide range of support services that are provided throughout the contract and are part of the integrated solution that the customer has contracted to obtain. In most cases, the arrangement is a single performance obligation composed of a series of distinct services that are substantially the same and that have the same pattern of transfer. Under FMCs, we typically satisfy the performance obligation and recognize revenue over time because the customer simultaneously receives and consumes the benefits provided as we perform the services. The amount of transaction price we are entitled is typically variable based on a percentage of sales. Revenue is typically recognized in the amount that we have the right to invoice the customer as this corresponds directly with the value to the customer of our completed performance.

Lottery Management Agreements

Our revenue from LMAs is derived from two exclusive contracts within the North America Lottery segment. Similar to operating contracts, under LMAs we manage all the activities along the lottery value chain including collecting wagers, paying out prizes, managing all accounting and other back-office functions, running advertising and promotions, operating data transmission networks and processing centers, training staff, providing retailers with assistance and supplying materials for the game. In most cases, the arrangement is a single performance obligation composed of a series of distinct services that are substantially the same and that have the same pattern of transfer (i.e., distinct days of service). In LMAs, we typically satisfy the performance obligation and recognize revenue over time because the customer simultaneously receives and consumes the benefits provided as we perform the services. These contracts are annual cost reimbursable contracts with incentives based on the achievement of contractual metrics. Annually, we estimate the amount of incentive we expect to be entitled and recognize the incentive and gross revenues on costs incurred as we perform the service. Changes in the annual estimated incentive are made cumulatively each reporting period.

Under LMAs, we are generally required to pay an upfront license fee. When such upfront license payments are made to our customers, the payment is recorded as a non-current asset and amortized ratably as a reduction of service revenue over the period of usage of the license.

Machine Gaming

Our revenue from machine gaming services is generated by providing customers with proprietary land-based gaming systems and equipment under a variety of recurring revenue arrangements, including a percentage of coin-in (amounts wagered), a percentage of net win, or a fixed daily/monthly fee.

Included in machine gaming services are Wide Area Progressive (“WAP”) systems. WAP systems consist of linked slot machines located in multiple casino properties, connected to a central computer system. WAP systems include a Company-sponsored progressive jackpot that increases with every wager until a player wins the top award combination. Casinos with WAP machines pay a percentage of the coin-in for services related to the design, assembly, installation, operation, maintenance, and marketing of the WAP systems, as well as funding and administration of Company-sponsored progressive jackpots. A portion of the total fee collected is allocated to the WAP jackpot. Since the jackpot is a payment to the customer, the portion allocated to the jackpot is classified as a reduction of revenue.

In some arrangements, there is a single performance obligation composed of a series of distinct services that are substantially the same and that have the same pattern of transfer. The amount of transaction price we are entitled typically is variable based on a percentage of wagers. This results in revenue recognition that corresponds with the value to the customer for the services transferred in the amount that we have the right to invoice. In other arrangements where the end customer is the player, we record revenue net of prize payouts once the wagering outcome has been determined.

Other Services

We also generate revenue from other services, including sports betting and commercial services.

We provide sports betting technology to lotteries and commercial operators in regulated markets, primarily in Italy and other countries in Europe as well as in the U.S. We currently offer two types of sports betting services: fixed odds contracts and sports pools arrangements.

In fixed odds contracts, we establish and assume the risks related to the odds. The potential payout is fixed at the time bets are placed and we bear the risk of odds setting. We are responsible for collecting the wagers, paying prizes, and paying fees to retailers. We retain the remaining amounts as profits. Under these contracts, we record revenue net of prize payouts, once the wagering outcome has been determined.

Our revenue from sports pools arrangements is derived from the management of sports pools where the prizes are divided among those players who select the correct outcome. There are no odds involved in sports pools and each winner’s payoff depends on the number of players and the size of the pool. Under sports pools arrangements, we collect the wagers, pay prizes, pay a percentage fee to retailers, withhold our fee, and remit the balance to the respective regulatory agency. We assume no risk associated with sports pool wagering. We record revenue net of prize payouts, retailer commissions, and remittances to state authorities once the event occurs.

We also develop technology to enable lotteries to offer commercial services over their existing lottery infrastructure or over standalone networks separate from the lottery. Leveraging our distribution network and secure transaction processing, we offer high-volume processing of commercial transactions including: prepaid cellular telephone recharges, bill payments, e-vouchers and retail-based programs, electronic tax payments, stamp duty services, prepaid card recharges, and money transfers. These services are primarily offered outside of North America. In most cases, these arrangements are considered to be short in duration. The amount of transaction price that we are typically entitled to is variable based on the number of transactions processed. Revenue is typically recognized in the amount that we have the right to invoice the customer as this corresponds directly with the value to the customer of our completed performance.

Our contracts generally include other services, including telephone support, software maintenance, content licensing, hardware maintenance, and the right to receive unspecified upgrades or enhancements on a when-and-if-available basis, and other professional services. Fees earned for other professional services are generally recognized as service revenue in the period the service is performed (i.e., over the support period).

Product Sales

Product sales are derived from the following sources:

•	Lottery and gaming machines, including game content; and

•	Lottery and gaming systems.

Lottery and Gaming Machines, including Game Content

Our revenue from the sale of lottery and gaming machines includes game content, non-machine gaming services related equipment, licensing and royalty fees, and component parts (including game themes and electronics conversion kits). Our credit terms are predominantly short-term in nature. We also grant extended payment terms under contracts where the sale is secured by the related equipment sold. Revenue from the sale of lottery and gaming machines is recognized based upon the contractual terms of each arrangement, but predominantly upon transfer of physical possession of the goods or the lapse of customer acceptance provisions. If the sale of lottery and gaming machines include multiple performance obligations, these arrangements are accounted for under arrangements with multiple performance obligations, discussed below.

Lottery and Gaming Systems

Our revenue from the sale of lottery systems and gaming systems typically includes multiple performance obligations, where we construct, sell, deliver and install a turnkey system (inclusive of point-of-sale terminals, if applicable) or deliver equipment and license the computer software for a fixed price, and the customer subsequently operates the system. These arrangements generally include customer acceptance provisions and general rights to terminate the contract if we are in breach of the contract or at the convenience of the customer. Such arrangements include hardware, software, and professional services. In these arrangements, the performance obligation is satisfied over time if the customer controls the asset as it is created (i.e., when the asset is built at the customer site) or if our performance does not create an asset with an alternative use and we have an enforceable right to payment plus a reasonable profit for performance completed to date. If revenue is not recognized over time, it is recognized based upon the contractual terms of each arrangement, but predominantly upon transfer of physical possession of the goods or the satisfaction of customer acceptance provisions.

Arrangements with Multiple Performance Obligations

We often enter into contracts that consist of any combination of services and products based on the needs of our customers, which may include post-contract support for the software and a contract for post-warranty maintenance service for the hardware. These contracts consist of multiple services and products, whereby the hardware and software may be delivered in one period and the software support and hardware maintenance services are delivered over time.

To the extent that a service or product in an arrangement with multiple performance obligations is subject to other specific accounting guidance, that service or product is accounted for in accordance with such specific guidance.

For all other distinct services and products in these arrangements, the arrangement transaction price is allocated to each performance obligation on a relative standalone selling price basis or another method that depicts the amount of consideration to which we expect to be entitled in exchange for transferring the promised services or products. If the services and products are not distinct, we determine an appropriate measure of progress based on the nature of our overall promise for the single performance obligation.

To the extent we grant the customer the option to acquire additional services or products in one of these arrangements, we account for the option as a distinct performance obligation in the contract only if the option provides a material right to the customer that it would not receive without entering into the contract (i.e., a discount incremental to the range of discounts typically given for the service or product), in which case the customer in effect pays in advance for the option to purchase future services or products. We recognize revenue when those future services or products are transferred or when the option expires.

Standalone Selling Price

We allocate the transaction price to each performance obligation on a relative standalone selling price ("SSP") basis. The SSP is the price at which we would sell a promised service or product separately to a customer. In some instances, we are able to establish SSP based on the observable prices of services or products sold separately in comparable circumstances to a similar customer. We typically establish an SSP range for our services and products that are reassessed on a periodic basis or when facts and circumstances change.

In other instances, we may not be able to establish an SSP range based on observable prices and we estimate the SSP by considering multiple factors including, but not limited to, overall market conditions, including geographic or regional specific factors, competitive positioning, competitor actions, internal costs, profit objectives and pricing practices. Estimating SSP is a formal process that includes review and approval by management.

Contract Costs

Certain eligible, non-recurring costs incurred in the initial phases of service contracts are deferred and amortized ratably over the expected period of benefit, which includes anticipated contract renewals or extensions. Recurring operating costs in these contracts are recognized as incurred.

Practical Expedients and Exemptions

We report revenue net of any revenue-based taxes assessed by governmental authorities that are imposed on and concurrent with specific revenue-producing transactions.

We generally expense sales commissions when incurred because the amortization period would have been one year or less. These costs are recorded within selling, general and administrative expenses in our condensed consolidated statements of operations. For certain of our long-term contracts, we capitalize and amortize incremental costs of obtaining a contract (i.e., sales commissions) on a straight-line basis over the expected customer relationship period if we expect to recover those costs.

We do not account for significant financing components if the period between when we transfer the promised service or product to the customer and when the customer pays for that service or product will be one year or less.

We do not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which we recognize revenue at the amount to which we have the right to invoice for services performed.

Contract Assets and Liabilities

Contract assets arise from contracts when revenue is recognized over time and the amount of revenue recognized exceeds the amount billed to the customer. These amounts are included in contract assets until the right to payment is no longer conditional on events other than the passage of time. Contract liabilities include deferred revenue, advance payments and billings in excess of revenue recognized.

Restricted Cash

The Company is required by gaming regulation to maintain sufficient reserves in restricted cash accounts to be used for the purpose of funding payments to WAP jackpot winners. These restricted cash balances are based primarily on the jackpot meters displayed to slot players or for previously won jackpots and vary by jurisdiction. Under our Italian Lotto contract, we deposit wagers, net of prizes paid and retailer commissions retained by the retailer at point of sale, into bank accounts the use of which is restricted based on the contract with our customer. Restricted cash is also maintained for interactive online player deposits, collections on factored and serviced receivables not yet paid through to the third-party owner, and for customer funds received in relation to the provision of our commercial services. These amounts are restricted based on the contracts with our customers or local regulations.

New Accounting Standards - Recently Adopted

In March 2018, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2018-05, Income Taxes (Topic 740): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 118 ("ASU 2018-05"), which amends portions of Accounting Standards Codification ("ASC") 740, Income Taxes, to make reference to recently issued Securities and Exchange Commission ("SEC") Staff Accounting Bulletin ("SAB") No. 118, Income Tax Accounting Implications of the Tax Cuts and Jobs Act ("SAB 118"). ASU 2018-05 was adopted in the first quarter of 2018. Refer to Note 6, Income Taxes, for a further discussion of the impacts of SAB 118.

In February 2018, the FASB issued ASU No. 2018-02, Income Statement - Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income ("ASU 2018-02"), which permits entities to reclassify tax effects stranded in accumulated other comprehensive income ("AOCI") as a result of tax reform to retained earnings. Companies that elect to reclassify these amounts must reclassify stranded tax effects for all items accounted for in accumulated other comprehensive income. We adopted ASU 2018-02 in the first quarter of 2018 and applied it prospectively. The adoption did not have a material impact on our condensed consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business ("ASU 2017-01"), which clarifies the definition of a business in order to allow for the evaluation of whether transactions should be accounted for as acquisitions or disposals of assets or businesses. ASU 2017-01 was adopted in the first quarter of 2018 and did not have an impact on our condensed consolidated financial statements.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash ("ASU 2016-18"), which requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. As a result, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows.

We adopted ASU 2016-18 in the first quarter of 2018 on a retrospective basis with the following impacts to our condensed consolidated statements of cash flows for the three months ended March 31, 2017:

($ thousands)	Under Prior Accounting	Restricted Cash Adjustment	As Adjusted
Other assets and liabilities	(74,855)	9,884	(64,971)
Net cash provided by operating activities	283,668	9,884	293,552

Other	(2,570)	3,002	432
Net cash used in investing activities	(13,698)	3,002	(10,696)

Net (decrease) increase in cash and cash equivalents, and restricted cash	173,675	12,886	186,561
Effect of exchange rate changes on cash and cash equivalents, and restricted cash	(4,473)	2,588	(1,885)
Cash and cash equivalents, and restricted cash at the beginning of the period	294,094	247,222	541,316
Cash and cash equivalents, and restricted cash at the end of the period	463,296	262,696	725,992

In October 2016, the FASB issued ASU No. 2016-16, Income Taxes (Topic 740): Intra-Entity Transfer of Assets Other Than Inventory ("ASU 2016-16"), which eliminates the deferral of the tax effects of intra-entity asset transfers other than inventory. As a result, the income tax consequences from the intra-entity asset transfers other than inventory and associated changes to deferred taxes will be recognized when the transfer occurs. We adopted ASU 2016-16 in the first quarter of 2018 using the modified retrospective method and recorded a cumulative-effect adjustment of $4.4 million to retained deficit in our condensed consolidated financial statements.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments ("ASU 2016-15"), which reduces diversity in practice in financial reporting by clarifying certain existing principles in the consolidated statements of cash flows. ASU 2016-15 was adopted in the first quarter of 2018 and did not have a material impact on our condensed consolidated financial statements.

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities ("ASU 2016-01"), which makes improvements specifically around recognition and measurement of financial assets and liabilities. ASU 2016-01 was adopted in the first quarter of 2018 and did not have a material impact on our condensed consolidated financial statements.

In May 2014, the FASB issued ASU No. 2014-09 Revenue from Contracts with Customers (Topic 606). The amended guidance, combined with all subsequent amendments (collectively "ASC 606"), outlines a single comprehensive revenue model in accounting for revenue from contracts with customers. ASC 606 supersedes existing revenue recognition guidance under GAAP, including industry-specific guidance, and replaces it with a five-step revenue model with a core principle to recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. Under ASC 606, more judgment and estimates are required within the revenue recognition process than required under prior GAAP, including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price, and allocating the transaction price to each separate performance obligation.

We adopted ASC 606 in the first quarter of 2018 using a modified retrospective application approach which was applied to customer contracts, in their modified state, that were not completed as of January 1, 2018. The Company recognized the cumulative effect of initially applying the new revenue recognition standard as an adjustment to beginning retained deficit. The following tables summarize the impacts to our condensed consolidated statements of operations as of the three months ended March 31, 2018 and the impact to the condensed consolidated balance sheet upon adoption:

($ thousands, except per share amounts)	Under Prior Accounting	Revenue Recognition Adjustment	As Adjusted
Revenue	1,203,907	3,049	1,206,956
Operating expenses	(1,022,099)	12,138	(1,009,961)
Provision for income taxes	58,613	1,892	60,505
Net loss attributable to IGT PLC	(116,441)	13,295	(103,146)

Net loss attributable to IGT PLC per common share - basic	(0.57)	0.06	(0.51)
Net loss attributable to IGT PLC per common share - diluted	(0.57)	0.06	(0.51)

($ thousands)	Under Prior Accounting	Revenue Recognition Adjustment	As Adjusted
Trade and other receivables, net	952,238	1,104	953,342
Inventories	341,921	(21,409)	320,512
Other current assets	436,410	34,685	471,095
Other non-current assets	2,415,763	26,859	2,442,622

Other current liabilities	1,654,349	(16,607)	1,637,742
Other non-current liabilities	473,231	(3,312)	469,919
Retained deficit	(1,151,665)	61,158	(1,090,507)

On January 1, 2018, the Company recorded a pre-tax transition adjustment within retained deficit of $61.2 million ($50.9 million after tax) in our condensed consolidated financial statements, primarily due to multi-year licenses, LMA incentives, and lottery machines wherein control transferred in advance of delivery. ASC 606 resulted in the reclassification of our jackpot expense from cost of services to a reduction of service revenue in our condensed consolidated statements of operations. We did not experience and do not currently anticipate significant changes to our business practices and systems to support the adoption of ASC 606. See Note 3, Revenue Recognition, for additional information on the adoption of ASC 606.

New Accounting Standards - Not Yet Adopted

In February 2018, the FASB issued ASU No. 2018-03, Technical Corrections and Improvements to Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities ("ASU 2018-03"), which provides clarity regarding measurement, presentation, and disclosure of equity securities, options, and forward contracts. ASU 2018-03 is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years beginning after June 15, 2018, with early adoption permitted. We will adopt ASU 2018-03 upon the effective date and are currently evaluating the impact of adoption.

In August 2017, the FASB issued ASU No. 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities ("ASU 2017-12"), which expands and refines hedge accounting for both financial and non-financial risk components and aligns the recognition and presentation of the effects of the hedging instrument and the hedged item in the financial statements. ASU 2017-12 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, with early adoption permitted. We are currently evaluating the impact and timing of adopting this guidance.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments ("ASU 2016-13"), which replaces the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. For trade and other receivables, loans and other financial instruments, we will be required to use a forward-looking expected loss model rather than the incurred loss model for recognizing credit losses which reflects losses that are probable. ASU 2016-13 will be effective beginning January 1, 2020, with early adoption permitted beginning January 1, 2018. Application of ASU 2016-13 is through a cumulative-effect adjustment to retained earnings as of the effective date. We are currently evaluating the impact and timing of adopting this guidance.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) ("ASU 2016-02"), which is intended to increase transparency and comparability among organizations by recognizing lease assets and liabilities on the balance sheet and disclosing key information about leasing arrangements. The adoption of ASU 2016-02 is expected to result in a significant portion of our operating leases, where we are the lessee, to be recognized on our condensed consolidated balance sheet. The guidance requires lessees and lessors to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, with early adoption permitted. We will adopt ASU 2016-02 upon the effective date and are currently evaluating the impact of adoption.

We do not currently expect that any other recently issued accounting guidance will have a significant effect on our condensed consolidated financial statements.

3.	Revenue Recognition

Disaggregation of Revenue

The following table summarizes customer contract revenues disaggregated by reportable segment and the source of the revenue for the three months ended March 31, 2018:

($ thousands)	North America Gaming and Interactive	North America Lottery	International	Italy	Other	Total
Operating and Facilities Management Contracts	—	205,441	71,635	213,700	—	490,776
Lottery Management Agreements	—	35,722	—	—	—	35,722
Machine gaming	105,489	24,536	14,304	174,188	—	318,517
Other services	48,811	13,343	44,596	95,009	177	201,936
Service revenue	154,300	279,042	130,535	482,897	177	1,046,951

Lottery machines	—	16,277	2,642	—	—	18,919
Gaming machines	49,946	—	30,144	—	—	80,090
Systems and other	39,505	80	21,164	247	—	60,996
Product sales	89,451	16,357	53,950	247	—	160,005
Total revenue	243,751	295,399	184,485	483,144	177	1,206,956

Contract Balances

Information about receivables, contract assets and contract liabilities subject to ASC 606 is as follows:

($ thousands)	March 31, 2018	January 1, 2018 (As Adjusted)	Balance Sheet Classification
Receivables, net	953,342	938,958	Trade and other receivables, net

Contract assets:
Current	43,441	27,903	Other current assets
Non-current	46,785	43,511	Other non-current assets
	90,226	71,414

Contract liabilities:
Current	(73,560)	(62,847)	Other current liabilities
Non-current	(65,983)	(51,848)	Other non-current liabilities
	(139,543)	(114,695)

The amount of revenue recognized during the three months ended March 31, 2018 that was included in the contract liabilities balance at January 1, 2018 was $35.6 million.

Transaction Price Allocated to Remaining Performance Obligations

Estimated revenue expected to be recognized in the future related to remaining performance obligations includes estimates of variable consideration, except when the variable consideration is a sales-based or usage-based royalty promised in exchange for a license of intellectual property, the original duration of the contract is one year or less, or the Company applies the right to invoice practical expedient. Remaining performance obligation estimates are subject to change and are affected by several factors, including terminations, changes in the scope of contracts, periodic revalidations, adjustment for revenue that has not materialized and adjustments for currency.

At March 31, 2018, we did not have material unsatisfied performance obligations for contracts expected to be greater than one year or contracts for which we do not have a right to consideration from the customer in the amount that corresponds to the value to the customer for our performance completed year to date.

4.	Inventories, net

($ thousands)	March 31, 2018	December 31, 2017
Raw materials	159,190	156,336
Work in progress	18,680	33,588
Finished goods	142,642	129,621
	320,512	319,545

5.	Debt

($ thousands)	March 31, 2018	December 31, 2017
6.250% Senior Secured Notes due 2022	1,460,285	1,470,075
6.500% Senior Secured Notes due 2025	1,087,272	1,086,913
4.750% Senior Secured Notes due 2023	1,036,660	1,008,601
4.125% Senior Secured Notes due 2020	857,133	833,655
4.750% Senior Secured Notes due 2020	602,779	585,171
5.625% Senior Secured Notes due 2020	596,238	595,767
7.500% Senior Secured Notes due 2019	147,566	148,231
5.500% Senior Secured Notes due 2020	125,555	125,709
5.350% Senior Secured Notes due 2023	61,059	61,082
Senior Secured Notes, long-term	5,974,547	5,915,204

Term Loan Facility due 2023	1,834,876	1,785,361
Revolving Credit Facilities due 2021	240,368	76,880
Long-term debt, less current portion	8,049,791	7,777,445

6.625% Senior Secured Notes due 2018	—	599,114
Current portion of long-term debt	—	599,114

Short-term borrowings	44,448	—
Total Debt	8,094,239	8,376,559

The principal balance of each debt obligation and a reconciliation to the condensed consolidated balance sheet follows:

	March 31, 2018
($ thousands)	Principal	Debt issuance cost, net	Premium	Swap	Total
6.250% Senior Secured Notes due 2022	1,500,000	(14,028)	—	(25,687)	1,460,285
6.500% Senior Secured Notes due 2025	1,100,000	(12,728)	—	—	1,087,272
4.750% Senior Secured Notes due 2023	1,047,285	(10,625)	—	—	1,036,660
4.125% Senior Secured Notes due 2020	862,470	(5,337)	—	—	857,133
4.750% Senior Secured Notes due 2020	616,050	(13,271)	—	—	602,779
5.625% Senior Secured Notes due 2020	600,000	(3,762)	—	—	596,238
7.500% Senior Secured Notes due 2019	144,303	—	3,116	147	147,566
5.500% Senior Secured Notes due 2020	124,143	—	1,584	(172)	125,555
5.350% Senior Secured Notes due 2023	60,567	—	492	—	61,059
Senior Secured Notes, long-term	6,054,818	(59,751)	5,192	(25,712)	5,974,547

Term Loan Facility due 2023	1,848,150	(13,274)	—	—	1,834,876
Revolving Credit Facilities due 2021	257,422	(17,054)	—	—	240,368
Short-term borrowings	44,448	—	—	—	44,448
Total Debt	8,204,838	(90,079)	5,192	(25,712)	8,094,239

	December 31, 2017
($ thousands)	Principal	Debt issuance cost, net	Premium	Swap	Total
6.250% Senior Secured Notes due 2022	1,500,000	(14,808)	—	(15,117)	1,470,075
6.500% Senior Secured Notes due 2025	1,100,000	(13,087)	—	—	1,086,913
4.750% Senior Secured Notes due 2023	1,019,405	(10,804)	—	—	1,008,601
4.125% Senior Secured Notes due 2020	839,510	(5,855)	—	—	833,655
4.750% Senior Secured Notes due 2020	599,650	(14,479)	—	—	585,171
5.625% Senior Secured Notes due 2020	600,000	(4,233)	—	—	595,767
7.500% Senior Secured Notes due 2019	144,303	—	3,708	220	148,231
5.500% Senior Secured Notes due 2020	124,143	—	1,757	(191)	125,709
5.350% Senior Secured Notes due 2023	60,567	—	515	—	61,082
Senior Secured Notes, long-term	5,987,578	(63,266)	5,980	(15,088)	5,915,204

Term Loan Facility due 2023	1,798,950	(13,589)	—	—	1,785,361
Revolving Credit Facilities due 2021	95,000	(18,120)	—	—	76,880
6.625% Senior Secured Notes due 2018	599,650	(536)	—	—	599,114
Total Debt	8,481,178	(95,511)	5,980	(15,088)	8,376,559

Principal payments for each debt obligation for the next five years and thereafter are as follows:

	Calendar year
($ thousands)	2019	2020	2021	2022	2023	2023 and thereafter	Total
6.250% Senior Secured Notes due 2022	—	—	—	1,500,000	—	—	1,500,000
6.500% Senior Secured Notes due 2025	—	—	—	—	—	1,100,000	1,100,000
4.750% Senior Secured Notes due 2023	—	—	—	—	1,047,285	—	1,047,285
4.125% Senior Secured Notes due 2020	—	862,470	—	—	—	—	862,470
4.750% Senior Secured Notes due 2020	—	616,050	—	—	—	—	616,050
5.625% Senior Secured Notes due 2020	—	600,000	—	—	—	—	600,000
7.500% Senior Secured Notes due 2019	144,303	—	—	—	—	—	144,303
5.500% Senior Secured Notes due 2020	—	124,143	—	—	—	—	124,143
5.350% Senior Secured Notes due 2023	—	—	—	—	60,567	—	60,567
Senior Secured Notes	144,303	2,202,663	—	1,500,000	1,107,852	1,100,000	6,054,818

Term Loan Facility due 2023	—	394,272	394,272	394,272	665,334	—	1,848,150
Revolving Credit Facilities due 2021	—	—	257,422	—	—	—	257,422
Short-term borrowings	44,448	—	—	—	—	—	44,448
Total Principal Payments	188,751	2,596,935	651,694	1,894,272	1,773,186	1,100,000	8,204,838

At March 31, 2018 and December 31, 2017, we were in compliance with all covenants under our debt agreements.

Fair Value of Debt

Debt is categorized within Level 2 of the fair value hierarchy. Senior Secured Notes are valued using quoted market prices or dealer quotes for the identical financial instrument when traded as an asset in markets that are not active. All other debt is valued using current interest rates, excluding the effect of debt issuance costs.

($ thousands)	March 31, 2018	December 31, 2017
Carrying value (excluding swap adjustments)	8,119,951	8,391,647
Fair value	8,524,784	8,974,126
Unrealized loss	(404,833)	(582,479)

6.625% Senior Secured Notes due 2018

The Parent redeemed the €500 million 6.625% Senior Secured Notes due 2018 when they matured on February 2, 2018, using proceeds from the Term Loan Facility due 2023.

6.	Income Taxes

	For the three months ended March 31,
($ thousands, except percentages)	2018	2017
Provision for (benefit from) income taxes	60,505	(10,330)
Loss before provision for (benefit from) income taxes	(3,999)	(37,122)
Effective income tax rate (determined using an estimated annual effective tax rate)	(1,513.0)%	27.8%

The change in the effective income tax rate from the three months ended March 31, 2018 compared to the three months ended March 31, 2017 is primarily related to U.K. and foreign losses with no tax benefit, increases in uncertain tax positions relating to a foreign tax audit, and the impact of the U.S. Tax Cuts and Jobs Act of 2017 (the "Tax Act").
The effective income tax rate for the three months ended March 31, 2018 of (1,513.0)% differed from the expected U.K. statutory rate of 19.00% primarily related to U.K. and foreign losses with no tax benefit, increases in uncertain tax positions relating to a foreign tax audit, the impact of the Tax Act and foreign rate differential.
The effective tax rate for the three months ended March 31, 2017 of 27.8% differed from the expected U.K. statutory rate of 19.25% primarily related to increases in foreign valuation allowances associated with certain foreign entities where there is no history of profits and foreign rate differential.
On December 22, 2017, the President of the United States signed into law the Tax Act which enacted a wide range of changes to the U.S. corporate income tax system. The Tax Act reduced the U.S. corporate statutory federal tax rate to 21% effective in 2018, eliminated the domestic manufacturing deduction benefit and introduced other tax base broadening measures, changed rules for expensing and capitalizing business expenditures, established a territorial tax system for dividends paid by foreign corporations as well as a minimum tax on certain foreign earnings, provided for a one-time transition tax on previously undistributed foreign earnings, and introduced new rules for the treatment of certain export sales.
Also on December 22, 2017, the SEC issued SAB 118, which provided companies with additional guidance on how to account for the Tax Act in their financial statements, allowing companies to use a measurement period. At March 31, 2018, we had not completed our accounting for the tax effects of the enactment of the Tax Act. We made a reasonable estimate of the remeasurement of our existing deferred tax balances and the one-time transition tax for foreign earnings and profits ("E&P"), and recognized these provisional amounts in the fourth quarter of 2017. In the first quarter of 2018, we refined our provisional calculation for the one-time transition tax for foreign E&P and recognized a reduction in income tax expense of $3.4 million. The refinement of the estimate was primarily due to the issuance of new guidance by the IRS, specifically IRS Notices 2018-07, 2018-13 and 2018-26. This amount may change when we finalize the calculation of post-1986 foreign E&P previously deferred from U.S. federal taxation and finalize the amounts held in cash and other specified assets. We will finalize both provisional estimates during the one year from the enactment date after completing our reviews and analysis of any additional guidance issued during this measurement period and our analysis of foreign E&P as it relates to the one-time transition tax.
The Tax Act introduced a U.S. tax on global intangible low-taxed income ("GILTI") of certain foreign subsidiaries. We are continuing to evaluate this provision and will not make a policy election on how to account for GILTI (as a period expense or as part of our rate on deferred taxes) until we have the necessary information available, including any guidance of the new rules, to analyze the impacts and complete our analysis. Therefore, although we have considered the current effects of GILTI when estimating our annual effective tax rate, we have not made any adjustments related to potential GILTI tax in our deferred taxes and have not made a policy decision regarding whether to record deferred taxes on GILTI.
Also, although we believe the significant impacts from the Tax Act are those described above, we continue to review and evaluate the other provisions of the Tax Act. This review could result in changes to the amounts we have previously recorded. We will complete this review and evaluation before the end of 2018.
On a quarterly basis, we evaluate the realizability of the deferred income tax assets by jurisdiction and assess the need for a valuation allowance. At March 31, 2018, we believe it will be more-likely-than-not that we realize the deferred income tax assets, net of valuation allowances, recorded on the condensed consolidated balance sheet. However, should we believe that it is more-likely-than-not that the deferred income tax assets would not be realized, the tax provision would increase in the period in which we determined that the realizability was not likely. We consider the probability of future taxable income and historical profitability, among other factors, in assessing the realizability of the deferred income tax assets.
At March 31, 2018 and December 31, 2017, we had $36.9 million and $20.9 million, respectively, of reserves for uncertain tax positions. The $16.0 million net increase in reserves for uncertain tax positions is primarily composed of additions related to a foreign tax audit.

We recognize interest and penalties related to income tax matters in income tax expense. At March 31, 2018 and December 31, 2017, $17.3 million and $15.7 million, respectively, of interest and penalties were accrued for uncertain tax positions.

7.	Commitments and Contingencies

Commitments

Yeonama Holdings Co. Limited

In 2013, we invested €19.8 million in Yeonama Holdings Co. Limited (“Yeonama”), a shareholder in Emma Delta Limited, the fund that holds a 33% interest in OPAP S.A., the Greek gaming and football betting operator, with a commitment to invest up to an additional €10.2 million. In the first quarter of 2018, our commitment was reduced from €10.2 million to €1.5 million ($1.8 million at the March 31, 2018 exchange rate) in Yeonama, representing a total potential €21.3 million ($26.2 million at the March 31, 2018 exchange rate) investment.

Legal Proceedings

From time to time, the Parent and/or one or more of its subsidiaries are party to legal, regulatory, or administrative proceedings regarding, among other matters, claims by and against the Company, and injunctions by third parties arising out of the ordinary course of business. Concessions are also subject to legal challenges by competitors, including Sisal and Stanley International Betting Limited, seeking to annul awards made to the Company. The Parent and/or more of its subsidiaries are also, from time to time, subjects of or parties to ethics and compliance inquiries and investigations related to the Company’s ongoing operations. The following matters were described in Note 16 within the Company's 2017 Form 20-F. There have been no material changes to these matters since the 2017 Form 20-F was filed with the SEC, except as described below.

Brazil ICMS Tax

Since 1997, GTECH Brazil paid ISS service taxes on its revenues derived from its lottery contract with Caixa Economica Federal. On July 26, 2005, the State of São Paulo challenged this tax classification, claiming the higher ICMS tax (Brazilian VAT) should have been applied on the value of printing ribbons, rolls of paper, and wagering slips (“Consumables”) distributed to lottery outlets. On February 27, 2017, the Brazilian court ruled that rolls of paper and wagering slips were not subject to ICMS, but printing ribbons were, although at a lower tax rate than the São Paulo tax authorities had applied. Both parties appealed the respective unfavorable aspects of the lower court’s ruling to the Court of Appeals. On March 7, 2018, the Court of Appeals ruled in GTECH Brazil’s favor with respect to its petition to also exclude the printer ribbons from the ICMS tax. The Court of Appeals also ruled against the petition of the tax authority to reverse the lower court’s ruling to exclude rolls of paper and wagering slips from ICMS tax. The Brazilian tax authority has appealed the Court of Appeals rulings in favor of GTECH Brazil. The proceedings are likely to take several years. The net claim after the current ruling, plus statutory interest and fees is approximately 18.5 million Brazilian Reals ($5.6 million at the March 31, 2018 exchange rate).

Texas Fun 5’s Instant Ticket Game

Five lawsuits have been filed against IGT Global Solutions Corporation (f/k/a GTECH Corporation) in Texas state court arising out of the Fun 5’s instant ticket game sold by the Texas Lottery Commission (“TLC”) from September 14, 2014 to October 21, 2014. Plaintiffs allege each ticket’s instruction for Game 5 provided a 5x win (five times the prize box amount) any time the “Money Bag” symbol was revealed in the “5X BOX”. However, TLC awarded a 5x win only when (1) the “Money Bag” symbol was revealed and (2) three symbols in a pattern were revealed.

(a)
Steele, James et al. v. GTECH Corp., filed on December 9, 2014, in Travis County (No. D1GN145114). Through intervenor actions, over 1,200 plaintiffs claim damages in excess of $500 million. GTECH Corporation’s plea to the jurisdiction for dismissal based on sovereign immunity was denied. GTECH Corporation appealed. The appellate court ordered that plaintiffs' sole remaining claim should be reconsidered. Both sides may consider petitioning for Texas Supreme Court review; on April 27, 2018, GTECH Corporation petitioned for Texas Supreme Court review.

(b)
Nettles, Dawn v. GTECH Corp. et al., filed on January 7, 2015, in Dallas County (No. 051501559CV). Plaintiff claims damages in excess of $4 million. GTECH Corporation and the Texas Lottery Commission won pleas to the jurisdiction for dismissal based on sovereign immunity. Plaintiff appealed, lost the appeal, and is petitioning for Texas Supreme Court review.

(c)	Guerra, Esmeralda v. GTECH Corp. et al., filed on June 10, 2016, in Hidalgo County (No. C277716B). Plaintiff claims damages in excess of $500,000.

(d)	Wiggins, Mario & Kimberly v. IGT Global Solutions Corp., filed on September 15, 2016, in Travis County (No. D1GN16004344). Plaintiffs claim damages in excess of $1 million.

(e)	Campos, Osvaldo Guadalupe et al. v. GTECH Corp., filed on October 20, 2016, in Travis County (No. D1GN16005300). Plaintiffs claim damages in excess of $1 million.

The Company disputes the claims made in each of these cases and continues to defend against these lawsuits.

Illinois State Lottery

On February 2, 2017, putative class representatives of retailers and lottery ticket purchasers alleged the Illinois Lottery collected millions of dollars from sales of instant ticket games and wrongfully ended certain games before all top prizes had been sold. Raqqa, Inc. et al. v. Northstar Lottery Group, LLC., was filed in Illinois state court, St. Clair County (No. 17L51) against Northstar Lottery Group LLC, a consortium in which the Parent indirectly holds an 80% controlling interest. The claims include tortious interference with contract, violations of Illinois Consumer Fraud and Deceptive Practices Act, and unjust enrichment. The lawsuit was removed to the U.S. District Court for the Southern District of Illinois. On May 9, 2018, IGT Global Solutions Corporation and Scientific Games International, Inc. were added as additional defendants. On March 15, 2017, a second lawsuit, Atteberry, Dennis et al. v. Northstar Lottery Group, LLC, was filed in Illinois state court, Cook County (No. 2017CHO3755) seeking damages on the same matter. The Company disputes the claims made in both cases and continues to defend against these lawsuits.

Mexican Inventory Tax

The Mexican Tax Administration Service levied an assessment of income tax, VAT, profit sharing, interest and penalties on GTECH Mexico, S.A. de C.V. (“GTECH Mexico”), for the 2006 fiscal year that, as of March 31, 2018, amounted to 520.8 million Mexican Pesos ($28.6 million at the March 31, 2018 exchange rate). Approximately 65% of the assessment relates to denial of a deduction for inventory sold ("cost of goods sold deduction") by GTECH Mexico to its parent and the remaining assessment relates primarily to intercompany loan proceeds (treated as taxable income) received from GTECH Mexico’s parent. Although lower courts upheld the assessment, the Mexican Appellate Court ruled the loan proceeds non-taxable, but denied the Company’s cost of goods sold deduction. The Mexican Supreme Court upheld the Appellate Court’s ruling that the cost of goods sold deduction would not apply. This loss resulted in the Company recording a tax charge of 341.6 million Mexican Pesos in 2017 ($18.8 million at the March 31, 2018 exchange rate). GTECH Mexico filed a constitutional appeal on November 23, 2017.

For additional information regarding our pending legal proceedings, see Note 16 in our 2017 Form 20-F.

8.	Shareholders' Equity

The following tables reconcile the activity in shareholders' equity for the three months ended March 31, 2018 and 2017:

($ thousands)	Total IGT PLC Equity	Non-Controlling Interests	Total Equity
Balance at December 31, 2017	2,004,995	349,936	2,354,931

Net (loss) income	(103,146)	18,316	(84,830)
Other comprehensive income (loss), net of tax	32,616	(44)	32,572
Total comprehensive (loss) income	(70,530)	18,272	(52,258)

Adoption of new accounting standards	45,527	—	45,527
Stock-based compensation expense	14,172	—	14,172
Shares issued upon exercise of stock options	(1,789)	—	(1,789)
Dividends	(40,196)	(728)	(40,924)
Other	(367)	—	(367)
Balance at March 31, 2018	1,951,812	367,480	2,319,292

($ thousands)	Total IGT PLC Equity	Non-Controlling Interests	Total Equity
Balance at December 31, 2016	3,068,699	356,966	3,425,665

Net (loss) income	(54,790)	11,149	(43,641)
Other comprehensive income (loss), net of tax	24,245	(206)	24,039
Total comprehensive (loss) income	(30,545)	10,943	(19,602)

Stock-based compensation expense	849	—	849
Shares issued upon exercise of stock options	(2,683)	—	(2,683)
Dividends	(40,484)	(397)	(40,881)
Other	(110)	—	(110)
Balance at March 31, 2017	2,995,726	367,512	3,363,238

Dividends

We declared cash dividends of $0.20 per share during the three months ended March 31, 2018 and 2017.

Redeemable Non-Controlling Interests

In March 2016, the Parent, through its subsidiary Lottomatica S.p.A. (“Lottomatica”), Italian Gaming Holding a.s. (“IGH”),
Arianna 2001 and Novomatic Italia (collectively the “Members”) entered into a consortium (Lottoitalia S.r.l. or “Lottoitalia”) to bid on the Lotto Concession. On May 16, 2016, Lottoitalia was awarded management of the the Italian Gioco del Lotto service concession (the "Lotto Concession") for a nine-year term. Under the terms of the consortium agreement, Lottomatica is the principal operating partner fulfilling the requirements of the Lotto Concession.

The Company fully consolidates Lottoitalia as a variable interest entity due to the Company's risks and rewards of the investment and Lottoitalia's current need for funding to finance planned operations.

In connection with the formation of Lottoitalia, Lottomatica entered into an agreement with IGH in May 2016 that contained an underperformance put option within the control of IGH. On April 3, 2018, the underperformance put option expired unexercised and the redeemable non-controlling interest of $377.2 million was reclassified to non-controlling interest within shareholders' equity.

Accumulated Other Comprehensive Income

The following table details the changes in AOCI:

		Unrealized Gain (Loss) on:					Less: OCI attributable to non-controlling interests	Total AOCI attributable to IGT PLC
	Foreign Currency Translation	Cash Flow Hedges	Hedge of Net Investment	Available for Sale Securities	Defined Benefit Plans	Share of OCI of Associate
Balance at December 31, 2016	154,796	2,905	(4,578)	12,209	(4,727)	(748)	786	160,643
Change during period	182,791	(6,610)	—	(678)	(120)	—	463	175,846
Reclassified to operations	—	1,744	—	—	—	—	—	1,744
Tax effect	559	1,312	—	57	8	—	—	1,936
OCI	183,350	(3,554)	—	(621)	(112)	—	463	179,526
Balance at December 31, 2017	338,146	(649)	(4,578)	11,588	(4,839)	(748)	1,249	340,169
Change during period	35,101	(6,112)	—	1,225	—	—	44	30,258
Reclassified to operations	—	1,225	—	—	—	—	—	1,225
Tax effect	2,094	7	(969)	1	—	—	—	1,133
OCI	37,195	(4,880)	(969)	1,226	—	—	44	32,616
Balance at March 31, 2018	375,341	(5,529)	(5,547)	12,814	(4,839)	(748)	1,293	372,785

For the three months ended March 31, 2018 and year ended December 31, 2017, $1.2 million, and $1.7 million, respectively, were reclassified from AOCI into service revenue in the condensed consolidated statements of operations.

9.	Segment Information

The structure of our internal organization is customer-facing aligned around four business segments operating in three regions as follows:

•	North America Gaming and Interactive

•	North America Lottery

•	International

•	Italy

We monitor the operating results of our operating segments separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating income. Segment accounting policies are consistent with those of the condensed consolidated financial statements.

Corporate support expenses, which are not allocated to the segments, are principally composed of selling, general and administrative expenses and other expenses that are managed at the corporate level, including restructuring, transaction, corporate headquarters and Board of Directors’ expenses.

Purchase accounting principally represents the depreciation and amortization of acquired tangible and intangible assets in connection with acquired companies.

Segment information is as follows ($ thousands):

For the three months ended March 31, 2018	North America Gaming and Interactive	North America Lottery	International	Italy	Segment Total	Corporate Support	Purchase Accounting	Total
Service revenue	154,300	279,042	130,535	482,897	1,046,774	—	177	1,046,951
Product sales	89,451	16,357	53,950	247	160,005	—	—	160,005
Total revenue	243,751	295,399	184,485	483,144	1,206,779	—	177	1,206,956

Operating income (loss)	57,159	76,396	21,559	147,134	302,248	(53,322)	(51,931)	196,995

For the three months ended March 31, 2017	North America Gaming and Interactive	North America Lottery	International	Italy	Segment Total	Corporate Support	Purchase Accounting	Total
Service revenue	234,252	267,926	122,945	401,644	1,026,767	—	178	1,026,945
Product sales	71,134	12,930	41,337	238	125,639	—	—	125,639
Total revenue	305,386	280,856	164,282	401,882	1,152,406	—	178	1,152,584

Operating income (loss)	68,507	68,934	7,150	123,983	268,574	(42,490)	(106,863)	119,221

10.	Stock-Based Compensation

Total compensation cost for our stock-based compensation plans is recorded based on the employees’ respective functions as detailed below.

	For the three months ended March 31,
($ thousands)	2018	2017
Cost of services	653	32
Cost of product sales	222	(12)
Selling, general and administrative	12,018	890
Research and development	1,285	(61)
Stock-based compensation expense before income taxes	14,178	849
Income tax benefit	3,146	129
Total stock-based compensation expense, net of tax	11,032	720

Modifications

2018

During the first quarter of 2018, we modified the measurement of a performance condition for the outstanding performance share units granted in 2015, as the original vesting conditions were not expected to be satisfied. The modification affected 301 employees and resulted in $13.2 million of compensation expense for the three months ended March 31, 2018.

11.	Earnings Per Share

The following table presents the computation of basic and diluted loss per share of common stock.

	For the three months ended March 31,
($ and shares in thousands, except per share amounts)	2018	2017
Numerator:
Net loss attributable to IGT PLC	(103,146)	(54,790)

Denominator:
Weighted-average shares - basic	203,597	202,479
Incremental shares under stock based compensation plans	—	—
Weighted-average shares - diluted	203,597	202,479

Net loss attributable to IGT PLC per common share - basic	(0.51)	(0.27)
Net loss attributable to IGT PLC per common share - diluted	(0.51)	(0.27)

For the three months ended March 31, 2018 and 2017, 0.6 million and 0.6 million outstanding stock options and unvested restricted stock awards were excluded from the computation of diluted loss per share, respectively, because including them would have had an antidilutive effect due to our net loss position.

Item 2.            Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the Condensed Consolidated Financial Statements, including the notes thereto, included in this report, as well as “Item 5. Operating and Financial Review and Prospects” and “Item 18. Financial Statements” in the Company's 2017 Form 20-F.

The following discussion includes certain forward-looking statements. Actual results may differ materially from those discussed in such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and elsewhere in this report and in “Item 3.D. Risk Factors” and “Item 5.G. Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995” included in the Company's 2017 Form 20-F.

Certain totals in the tables included in Item 2 may not add due to rounding.

Overview

The Company is a leading commercial operator and provider of technology in the regulated worldwide gaming markets that operates and provides a full range of services and leading-edge technology products across all gaming markets, including lotteries, machine gaming, sports betting and interactive gaming. The Company also provides high-volume processing of commercial transactions. The Company's state-of-the-art information technology platforms and software enable distribution of its products and services through land-based systems, Internet and mobile devices. The Company provides business-to-consumer (“B2C”) and business-to-business (“B2B”) products and services to customers in over 100 countries worldwide on six continents.

The structure of our internal organization is customer-facing aligned around four business segments operating in three regions as follows:

•	North America Gaming and Interactive

•	North America Lottery

•	International

•	Italy

Key Factors Affecting Operations and Financial Condition

There have been no material changes to "Key Factors Affecting Operations and Financial Condition" as disclosed in "Item 5.A. Operating Results" in the Company's 2017 Form 20-F.

Critical Accounting Estimates

The Company's consolidated financial statements are prepared in conformity with United States Generally Accepted Accounting Principles (“GAAP”) which require the use of estimates, judgments and assumptions that affect the carrying amount of assets and liabilities and the amounts of income and expenses recognized. The estimates and underlying assumptions are based on information available at the date that the financial statements are prepared, on historical experience, and are considered to be reasonable and realistic.

The Company periodically and continuously reviews its estimates and assumptions. Actual results for those areas requiring management judgment or estimates may differ from those recorded in the consolidated financial statements due to the occurrence of events and the uncertainties which characterize the assumptions and conditions on which the estimates are based.

In addition to goodwill, described below, the areas which require greater subjectivity of management in making estimates and judgments and where a change in such underlying assumptions could have a significant impact on the Company's consolidated financial statements are discussed in "Critical Accounting Estimates" as disclosed in "Item 5.A. Operating Results" in the Company's 2017 Form 20-F.

There have been no material changes to these Critical Accounting Estimates with the exception of revenue recognition and restricted cash which are discussed below.

Goodwill
The process of evaluating the potential impairment related to goodwill requires the application of significant judgment. If an event occurs that would cause revisions to the estimates and assumptions used in analyzing the fair value of goodwill, the revision could result in an impairment charge that could have a material impact on financial results.

Goodwill is tested for impairment annually at November 1 of each year, or on an interim basis if facts or circumstances indicate that it may be impaired. Goodwill is tested for impairment at the reporting unit level, which is one level below or the same level as an operating segment. The Company has the following four reporting units (which corresponds to its segments) at March 31, 2018:

•	North America Gaming and Interactive

•	North America Lottery

•	International

•	Italy

The Company's goodwill impairment test compares the fair value of a reporting unit with its carrying amount, and an impairment loss is recognized for the amount by which the carrying amount exceeds the reporting unit's fair value, not to exceed the total amount of goodwill allocated to that reporting unit.

In performing the goodwill impairment test, the Company estimates the fair value of the reporting units using an income approach that analyzes projected discounted cash flows. The procedures the Company follows include, but are not limited to, the following:

•	Analysis of the conditions in, and the economic outlook for, the reporting units;

•	Analysis of general market data, including economic, governmental, and environmental factors;

•	Review of the history, current state, and future operations of the reporting units;

•	Analysis of financial and operating projections based on historical operating results, industry results and expectations;

•	Analysis of financial, transactional and trading data for companies engaged in similar lines of business to develop appropriate valuation multiples and operating comparisons; and

•	Calculation of the Company's market capitalization, total invested capital, the implied market participant acquisition premium, and supporting qualitative and quantitative analysis.

Under the income approach, fair value of the reporting units is determined based on the present value of each unit's estimated future cash flows, discounted at an appropriate risk-adjusted rate. The Company uses internal forecasts to estimate future cash flows and estimates long-term future growth rates based on internal projections of the long-term outlook for each reporting unit. Actual results may differ from those assumed in forecasts. The discount rates are based on a weighted average cost of capital analysis computed by calculating the after-tax cost of debt and the cost of equity and then weighted based on the concluded capital structure of the respective reporting unit. The Company uses discount rates that are commensurate with the risks and uncertainty inherent in each reporting unit and in internally developed forecasts.

Estimating the fair value of reporting units requires management to use its judgment in making estimates and making forecasts that are based on a number of factors including future cash flows, growth rates, market comparables, weighted average cost of capital, and actual operating results. As with all forecasts, it is possible that the judgments and estimates described above may change in future periods.

As of March 31, 2018, the Company had not identified a triggering event within its reporting units that would require us to perform an interim impairment test.

Revenue Recognition

We account for a contract with a customer when:

i.	we have written approval;

ii.	the contract is committed;

iii.	the rights of the parties, including payment terms, are identified;

iv.	the contract has commercial substance; and

v.	collectability of consideration is probable.

A performance obligation is a promise in a contract with a customer to transfer products or services that are distinct.  If we enter into two or more contracts at or near the same time, the contracts may be combined and accounted for as one contract, in which case we determine whether the services or products in the combined contract are distinct. A service or product that is promised to a customer is distinct if both of the following criteria are met:

•	The customer can benefit from the service or product either on its own or together with other resources that are readily available to the customer; and

•	Our promise to transfer the service or product to the customer is separately identifiable from other promises in the contract.

Revenue is recognized when (or as) control of a promised service or product transfers to a customer, in an amount that reflects the consideration (which represents the transaction price) to which we expect to be entitled in exchange for transferring that service or product. If the consideration promised in a contract includes a variable amount, we estimate the amount to which we expect to be entitled using either the expected value or most likely amount method. Our contracts may include terms that could cause variability in the consideration, including, for example, rebates, volume discounts, service-level penalties, and performance bonuses or other forms of contingent revenue.

Our standard payment terms dictate that payment is due upon receipt of invoice, payable within 30 days. Invoices are generally issued as control transfers and/or as services are rendered. Additionally, in determining the transaction price, we adjust the promised amount of consideration for the effects of the time value of money if the payment terms are not standard and the timing of payments agreed to by the parties to the contract provide the customer or the Company with a significant benefit of financing, in which case the contract contains a significant financing component. Most arrangements that contain a significant financing component include explicit financing terms.

We may include subcontractor services or third-party vendor services or products in certain arrangements. In these arrangements, revenue from sales of third-party vendor services or products are recorded net of costs when we are acting as an agent between the customer and the vendor, and gross when we are the principal for the transaction. To determine whether we are an agent or principal, we consider whether we obtain control of the services or products before they are transferred to the customer. In making this evaluation, several factors are considered, most notably whether we have primary responsibility for fulfillment to the customer, as well as inventory risk and pricing discretion.

Service Revenue

Service revenue is derived from the following sources:

•	Operating and Facilities Management contracts;

•	Lottery Management agreements ("LMAs");

•	Machine gaming; and

•	Other services.

Operating and Facilities Management Contracts

Our revenue from operating contracts, primarily from the Italy segment, is derived from long-term exclusive operating licenses. Under operating contracts, we manage all the activities along the lottery value chain including collecting wagers, paying out prizes, managing all accounting and other back-office functions, running advertising and promotions, operating data transmission networks and processing centers, training staff, providing retailers with assistance, and supplying materials for the game. In most cases, the arrangement is a single performance obligation composed of a series of distinct services that are substantially the same and have the same pattern of transfer (i.e., distinct days of service).

Under operating contracts, we typically satisfy the performance obligation and recognize revenue over time because the customer simultaneously receives and consumes the benefits provided as we perform the services. The amount of consideration to which we are typically entitled is variable based on a percentage of sales. Revenue is typically recognized in the amount that we have the right to invoice the customer as this corresponds directly with the value to the customer of our completed performance. In arrangements where we are performing services on behalf of the government and the government is considered our customer, revenue is recognized net of prize payments, taxes, retailer commissions, and remittances to state authorities.

Under operating contracts, we are generally required to pay an upfront license fee. When such upfront license payments are made to our customers, the payment is recorded as a non-current asset and amortized ratably as a reduction of service revenue over the period of usage of the license.

Our revenue from facilities management contracts ("FMCs") is generated by constructing, installing, and operating the online lottery system and related point-of-sale equipment. Under a typical FMC, we maintain ownership of the technology and are responsible for capital investments throughout the duration of the contract. FMCs typically include a wide range of support services that are provided throughout the contract and are part of the integrated solution that the customer has contracted to obtain. In most cases, the arrangement is a single performance obligation composed of a series of distinct services that are substantially the same and that have the same pattern of transfer. Under FMCs, we typically satisfy the performance obligation and recognize revenue over time because the customer simultaneously receives and consumes the benefits provided as we perform the services. The amount of transaction price we are entitled is typically variable based on a percentage of sales. Revenue is typically recognized in the amount that we have the right to invoice the customer as this corresponds directly with the value to the customer of our completed performance.

Lottery Management Agreements

Our revenue from LMAs is derived from two exclusive contracts within the North America Lottery segment. Similar to operating contracts, under LMAs we manage all the activities along the lottery value chain including collecting wagers, paying out prizes, managing all accounting and other back-office functions, running advertising and promotions, operating data transmission networks and processing centers, training staff, providing retailers with assistance and supplying materials for the game. In most cases, the arrangement is a single performance obligation composed of a series of distinct services that are substantially the same and that have the same pattern of transfer (i.e., distinct days of service). In LMAs, we typically satisfy the performance obligation and recognize revenue over time because the customer simultaneously receives and consumes the benefits provided as we perform the services. These contracts are annual cost reimbursable contracts with incentives based on the achievement of contractual metrics. Annually, we estimate the amount of incentive we expect to be entitled and recognize the incentive and gross revenues on costs incurred as we perform the service. Changes in the annual estimated incentive are made cumulatively each reporting period.

Under LMAs, we are generally required to pay an upfront license fee. When such upfront license payments are made to our customers, the payment is recorded as a non-current asset and amortized ratably as a reduction of service revenue over the period of usage of the license.

Machine Gaming

Our revenue from machine gaming services is generated by providing customers with proprietary land-based gaming systems and equipment under a variety of recurring revenue arrangements, including a percentage of coin-in (amounts wagered), a percentage of net win, or a fixed daily/monthly fee.

Included in machine gaming services are Wide Area Progressive (“WAP”) systems. WAP systems consist of linked slot machines located in multiple casino properties, connected to a central computer system. WAP systems include a Company-sponsored progressive jackpot that increases with every wager until a player wins the top award combination. Casinos with WAP machines pay a percentage of the coin-in for services related to the design, assembly, installation, operation, maintenance, and marketing of the WAP systems, as well as funding and administration of Company-sponsored progressive jackpots. A portion of the total fee collected is allocated to the WAP jackpot. Since the jackpot is a payment to the customer, the portion allocated to the jackpot is classified as a reduction of revenue.

In some arrangements, there is a single performance obligation composed of a series of distinct services that are substantially the same and that have the same pattern of transfer. The amount of transaction price we are entitled typically is variable based on a percentage of wagers. This results in revenue recognition that corresponds with the value to the customer for the services transferred in the amount that we have the right to invoice. In other arrangements where the end customer is the player, we record revenue net of prize payouts once the wagering outcome has been determined.

Other Services

We also generate revenue from other services, including sports betting and commercial services.

We provide sports betting technology to lotteries and commercial operators in regulated markets, primarily in Italy and other countries in Europe as well as in the U.S. We currently offer two types of sports betting services: fixed odds contracts and sports pools arrangements.

In fixed odds contracts, we establish and assume the risks related to the odds. The potential payout is fixed at the time bets are placed and we bear the risk of odds setting. We are responsible for collecting the wagers, paying prizes, and paying fees to retailers. We retain the remaining amounts as profits. Under these contracts, we record revenue net of prize payouts, once the wagering outcome has been determined.

Our revenue from sports pools arrangements is derived from the management of sports pools where the prizes are divided among those players who select the correct outcome. There are no odds involved in sports pools and each winner’s payoff depends on the number of players and the size of the pool. Under sports pools arrangements, we collect the wagers, pay prizes, pay a percentage fee to retailers, withhold our fee, and remit the balance to the respective regulatory agency. We assume no risk associated with sports pool wagering. We record revenue net of prize payouts, retailer commissions, and remittances to state authorities once the event occurs.

We also develop technology to enable lotteries to offer commercial services over their existing lottery infrastructure or over standalone networks separate from the lottery. Leveraging our distribution network and secure transaction processing, we offer high-volume processing of commercial transactions including: prepaid cellular telephone recharges, bill payments, e-vouchers and retail-based programs, electronic tax payments, stamp duty services, prepaid card recharges, and money transfers. These services are primarily offered outside of North America. In most cases, these arrangements are considered to be short in duration. The amount of transaction price that we are typically entitled to is variable based on the number of transactions processed. Revenue is typically recognized in the amount that we have the right to invoice the customer as this corresponds directly with the value to the customer of our completed performance.

Our contracts generally include other services, including telephone support, software maintenance, content licensing, hardware maintenance, and the right to receive unspecified upgrades or enhancements on a when-and-if-available basis, and other professional services. Fees earned for other professional services are generally recognized as service revenue in the period the service is performed (i.e., over the support period).

Product Sales

Product sales are derived from the following sources:

•	Lottery and gaming machines, including game content; and

•	Lottery and gaming systems.

Lottery and Gaming Machines, including Game Content

Our revenue from the sale of lottery and gaming machines includes game content, non-machine gaming services related equipment, licensing and royalty fees, and component parts (including game themes and electronics conversion kits). Our credit terms are predominantly short-term in nature. We also grant extended payment terms under contracts where the sale is secured by the related equipment sold. Revenue from the sale of lottery and gaming machines is recognized based upon the contractual terms of each arrangement, but predominantly upon transfer of physical possession of the goods or the lapse of customer acceptance provisions. If the sale of lottery and gaming machines include multiple performance obligations, these arrangements are accounted for under arrangements with multiple performance obligations, discussed below.

Lottery and Gaming Systems

Our revenue from the sale of lottery systems and gaming systems typically includes multiple performance obligations, where we construct, sell, deliver and install a turnkey system (inclusive of point-of-sale terminals, if applicable) or deliver equipment and license the computer software for a fixed price, and the customer subsequently operates the system. These arrangements generally include customer acceptance provisions and general rights to terminate the contract if we are in breach of the contract or at the convenience of the customer. Such arrangements include hardware, software, and professional services. In these arrangements, the performance obligation is satisfied over time if the customer controls the asset as it is created (i.e., when the asset is built at the customer site) or if our performance does not create an asset with an alternative use and we have an enforceable right to payment plus a reasonable profit for performance completed to date. If revenue is not recognized over time, it is recognized based upon the contractual terms of each arrangement, but predominantly upon transfer of physical possession of the goods or the satisfaction of customer acceptance provisions.

Arrangements with Multiple Performance Obligations

We often enter into contracts that consist of any combination of services and products based on the needs of our customers, which may include post-contract support for the software and a contract for post-warranty maintenance service for the hardware. These contracts consist of multiple services and products, whereby the hardware and software may be delivered in one period and the software support and hardware maintenance services are delivered over time.

To the extent that a service or product in an arrangement with multiple performance obligations is subject to other specific accounting guidance, that service or product is accounted for in accordance with such specific guidance.

For all other distinct services and products in these arrangements, the arrangement transaction price is allocated to each performance obligation on a relative standalone selling price basis or another method that depicts the amount of consideration to which we expect to be entitled in exchange for transferring the promised services or products. If the services and products are not distinct, we determine an appropriate measure of progress based on the nature of our overall promise for the single performance obligation.

To the extent we grant the customer the option to acquire additional services or products in one of these arrangements, we account for the option as a distinct performance obligation in the contract only if the option provides a material right to the customer that it would not receive without entering into the contract (i.e., a discount incremental to the range of discounts typically given for the service or product), in which case the customer in effect pays in advance for the option to purchase future services or products. We recognize revenue when those future services or products are transferred or when the option expires.

Standalone Selling Price

We allocate the transaction price to each performance obligation on a relative standalone selling price ("SSP") basis. The SSP is the price at which we would sell a promised service or product separately to a customer. In some instances, we are able to establish SSP based on the observable prices of services or products sold separately in comparable circumstances to a similar customer. We typically establish an SSP range for our services and products that are reassessed on a periodic basis or when facts and circumstances change.

In other instances, we may not be able to establish an SSP range based on observable prices and we estimate the SSP by considering multiple factors including, but not limited to, overall market conditions, including geographic or regional specific factors, competitive positioning, competitor actions, internal costs, profit objectives and pricing practices. Estimating SSP is a formal process that includes review and approval by management.

Contract Costs

Certain eligible, non-recurring costs incurred in the initial phases of service contracts are deferred and amortized ratably over the expected period of benefit, which includes anticipated contract renewals or extensions. Recurring operating costs in these contracts are recognized as incurred.

Practical Expedients and Exemptions

We report revenue net of any revenue-based taxes assessed by governmental authorities that are imposed on and concurrent with specific revenue-producing transactions.

We generally expense sales commissions when incurred because the amortization period would have been one year or less. These costs are recorded within selling, general and administrative expenses in our condensed consolidated statements of operations. For certain of our long-term contracts, we capitalize and amortize incremental costs of obtaining a contract (i.e., sales commissions) on a straight-line basis over the expected customer relationship period if we expect to recover those costs.

We do not account for significant financing components if the period between when we transfer the promised service or product to the customer and when the customer pays for that service or product will be one year or less.

We do not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which we recognize revenue at the amount to which we have the right to invoice for services performed.

Contract Assets and Liabilities

Contract assets arise from contracts when revenue is recognized over time and the amount of revenue recognized exceeds the amount billed to the customer. These amounts are included in contract assets until the right to payment is no longer conditional on events other than the passage of time. Contract liabilities include deferred revenue, advance payments and billings in excess of revenue recognized.

Restricted Cash
The Company is required by gaming regulation to maintain sufficient reserves in restricted cash accounts to be used for the purpose of funding payments to WAP jackpot winners. These restricted cash balances are based primarily on the jackpot meters displayed to slot players or for previously won jackpots and vary by jurisdiction. Under our Italian Lotto contract, we deposit wagers, net of prizes paid and retailer commissions retained by the retailer at point of sale, into bank accounts the use of which is restricted based on the contract with our customer. Restricted cash is also maintained for interactive online player deposits, collections on factored and serviced receivables not yet paid through to the third-party owner, and for customer funds received in relation to the provision of our commercial services. These amounts are restricted based on the contracts with our customers or local regulations.

Consolidated Results

The discussion below includes information calculated at constant currency. The Company calculates constant currency by applying the prior-year/period exchange rates to current financial data expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations originating from translating the income statement of the Company's foreign entities into U.S. dollars. These constant currency measures are non-GAAP measures. Although the Company does not believe that these measures are a substitute for GAAP measures, it does believe that such results excluding the impact of currency fluctuations period-on-period provide additional useful information to investors regarding operating performance on a local currency basis.

Comparison of the three months ended March 31, 2018 and 2017

	For the three months ended
	March 31, 2018		March 31, 2017
($ thousands)	$	% of Revenue	$	% of Revenue

Service revenue	1,046,951	86.7	1,026,945	89.1
Product sales	160,005	13.3	125,639	10.9
Total revenue	1,206,956	100.0	1,152,584	100.0

Cost of services	618,058	51.2	624,294	54.2
Cost of product sales	103,351	8.6	114,336	9.9
Selling, general and administrative	215,218	17.8	200,524	17.4
Research and development	71,263	5.9	82,621	7.2
Restructuring expense	2,016	0.2	9,267	0.8
Transaction expense, net	55	—	2,321	0.2
Total operating expenses	1,009,961	83.7	1,033,363	89.7

Operating income	196,995	16.3	119,221	10.3

Interest income	2,999	0.2	2,626	0.2
Interest expense	(110,279)	(9.1)	(114,799)	(10.0)
Foreign exchange loss, net	(96,695)	(8.0)	(46,837)	(4.1)
Other income, net	2,981	0.2	2,667	0.2
Total non-operating expenses	(200,994)	(16.7)	(156,343)	(13.6)

Loss before provision for (benefit from) income taxes	(3,999)	(0.3)	(37,122)	(3.2)
Provision for (benefit from) income taxes	60,505	5.0	(10,330)	(0.9)
Net loss	(64,504)	(5.3)	(26,792)	(2.3)

Less: Net income attributable to non-controlling interests	18,316	1.5	11,149	1.0
Less: Net income attributable to redeemable non-controlling interests	20,326	1.7	16,849	1.5
Net loss attributable to IGT PLC	(103,146)	(8.5)	(54,790)	(4.8)

Service revenue

	For the three months ended March 31,		Change
($ thousands)	2018	2017	$	%

North America Gaming and Interactive	154,300	234,252	(79,952)	(34.1)
North America Lottery	279,042	267,926	11,116	4.1
International	130,535	122,945	7,590	6.2
Italy	482,897	401,644	81,253	20.2
Operating Segments	1,046,774	1,026,767	20,007	1.9
Corporate Support	—	—	—	—
Purchase accounting	177	178	(1)	(0.6)
	1,046,951	1,026,945	20,006	1.9

The following table sets forth changes in service revenue for the three months ended March 31, 2018 compared to the three months ended March 31, 2017 on a constant currency basis:

	Change			Constant
	Constant	Foreign		Currency
($ thousands)	Currency	Currency	$	Change %

North America Gaming and Interactive	(80,221)	269	(79,952)	(34.2)
North America Lottery	10,894	222	11,116	4.1
International	(639)	8,229	7,590	(0.5)
Italy	16,654	64,599	81,253	4.1
Operating Segments	(53,312)	73,319	20,007	(5.2)
Corporate Support	—	—	—	—
Purchase accounting	(1)	—	(1)	(0.6)
	(53,313)	73,319	20,006	(5.2)

Information on the key performance drivers related to service revenue for each of the Company's operating segments is provided in the Operating Segment Results section of this report.

Product sales

	For the three months ended March 31,		Change
($ thousands)	2018	2017	$	%

North America Gaming and Interactive	89,451	71,134	18,317	25.7
North America Lottery	16,357	12,930	3,427	26.5
International	53,950	41,337	12,613	30.5
Italy	247	238	9	3.8
Operating Segments	160,005	125,639	34,366	27.4
Corporate Support	—	—	—	—
Purchase accounting	—	—	—	—
	160,005	125,639	34,366	27.4

The following table sets forth changes in product sales for the three months ended March 31, 2018 compared to the three months ended March 31, 2017 on a constant currency basis:

	Change			Constant
	Constant	Foreign		Currency
($ thousands)	Currency	Currency	$	Change %

North America Gaming and Interactive	18,144	173	18,317	25.5
North America Lottery	3,085	342	3,427	23.9
International	10,812	1,801	12,613	26.2
Italy	(14)	23	9	(5.9)
Operating Segments	32,027	2,339	34,366	25.5
Corporate Support	—	—	—	—
Purchase accounting	—	—	—	—
	32,027	2,339	34,366	25.5

Information on the key performance drivers related to product sales for each of the Company's operating segments is provided in the Operating Segment Results section of this report.

Operating expenses

	For the three months ended March 31,		Change
($ thousands)	2018	2017	Constant Currency	Foreign Currency	$

Cost of services	618,058	624,294	(49,056)	42,820	(6,236)
Cost of product sales	103,351	114,336	(11,954)	969	(10,985)
Selling, general and administrative	215,218	200,524	6,720	7,974	14,694
Research and development	71,263	82,621	(15,102)	3,744	(11,358)
Restructuring expense	2,016	9,267	(7,286)	35	(7,251)
Transaction expense, net	55	2,321	(2,266)	—	(2,266)
Total operating expenses	1,009,961	1,033,363	(78,944)	55,542	(23,402)

	Constant Currency Change in Operating Expenses
($ thousands)	North America Gaming and Interactive	North America Lottery	International	Italy	Corporate Support	Purchase Accounting	Total

Cost of services	(36,526)	(1,755)	(769)	11,624	(482)	(21,148)	(49,056)
Cost of product sales	7,549	3,737	2,784	(131)	(80)	(25,813)	(11,954)
Selling, general and administrative	(10,263)	2,205	(766)	5,690	17,987	(8,133)	6,720
Research and development	(14,490)	2,076	(1,414)	(1,554)	271	9	(15,102)
Restructuring expense	—	—	2	—	(7,288)	—	(7,286)
Transaction expense, net	—	—	—	—	(2,266)	—	(2,266)
	(53,730)	6,263	(163)	15,629	8,142	(55,085)	(78,944)

Information on the key performance drivers related to operating expenses on a constant currency basis for each of the Company's operating segments is discussed in the Operating Segment Results section of this report.

Information on the key performance drivers related to operating expenses for Corporate Support and Purchase Accounting on a constant currency basis is as follows:

Corporate Support

•	An increase in selling, general and administrative expense of $18.0 million, principally due to the following:

◦	January 2017 sale of a pre-merger IGT receivable for $17.9 million that was substantially fully reserved at the date of acquisition in April 2015;

◦	An increase of $5.8 million in performance based compensation; and

◦	A decrease of $7.3 million in employee related costs.

•	A decrease in restructuring expense of $7.3 million, driven primarily by restructuring initiatives principally related to the integration of the April 2015 acquisition of IGT.

•	A decrease in transaction expense, net of $2.3 million, driven primarily by the June 2017 sale of Double Down Interactive LLC (“DoubleDown”).

Purchase Accounting

•	A decrease in purchase accounting of $55.1 million, primarily driven by the $55.1 million decrease in depreciation and amortization from the June 2017 sale of DoubleDown.

Operating income (loss)

	For the three months ended March 31,		Change
($ thousands)	2018	2017	$	%

North America Gaming and Interactive	57,159	68,507	(11,348)	(16.6)
North America Lottery	76,396	68,934	7,462	10.8
International	21,559	7,150	14,409	> 200.0
Italy	147,134	123,983	23,151	18.7
Operating Segments	302,248	268,574	33,674	12.5
Corporate support	(53,322)	(42,490)	(10,832)	(25.5)
Purchase accounting	(51,931)	(106,863)	54,932	51.4
	196,995	119,221	77,774	65.2

The following table sets forth changes in operating income (loss) for the three months ended March 31, 2018 compared to the three months ended March 31, 2017 on a constant currency basis:

	Change			Constant
	Constant	Foreign		Currency
($ thousands)	Currency	Currency	$	Change %

North America Gaming and Interactive	(8,346)	(3,002)	(11,348)	(12.2)
North America Lottery	7,718	(256)	7,462	11.2
International	10,325	4,084	14,409	144.4
Italy	1,011	22,140	23,151	0.8
Operating Segments	10,708	22,966	33,674	4.0
Corporate support	(8,141)	(2,691)	(10,832)	(19.2)
Purchase accounting	55,085	(153)	54,932	51.5
	57,652	20,122	77,774	48.4

Information on the key performance drivers related to operating income (loss) on a constant currency basis for each of the Company's operating segments is discussed in the Operating Segment Results section of this report.

Information on the key performance drivers related to operating income (loss) for Corporate Support and Purchase Accounting on a constant currency basis is as follows:

Corporate Support

•	An increase of $8.1 million, primarily driven by:

◦
An increase in selling, general and administrative expense of $18.0 million, principally due to the January 2017 sale of a pre-merger IGT receivable for $17.9 million that was substantially fully reserved at the date of acquisition in April 2015;

◦	A decrease in restructuring expense of $7.3 million, principally due to restructuring initiatives mainly related to the integration of the April 2015 acquisition of IGT; and

◦	A decrease in transaction expense, net of $2.3 million, principally due to the June 2017 sale of DoubleDown.

Purchase Accounting

•	A decrease of $55.1 million, primarily driven by the $55.1 million decrease in depreciation and amortization from the June 2017 sale of DoubleDown.

Restructuring expense

The Company has undertaken various restructuring plans, principally related to the April 2015 acquisition of IGT, to eliminate redundant costs and achieve synergies across the business. The Company recorded restructuring costs associated with these plans of $2.0 million and $9.3 million in the three months ended March 31, 2018 and 2017, respectively.

Interest expense

Interest expense for the three months ended March 31, 2018 decreased by $4.5 million, or 3.9% compared to the three months ended March 31, 2017, as detailed in the table below:

	For the three months ended March 31,		Change
($ thousands)	2018	2017	$	%

Senior Secured Notes	(91,502)	(97,190)	(5,688)	(5.9)
Term Loan Facilities	(10,165)	(4,540)	5,625	123.9
Revolving Credit Facilities	(6,243)	(10,199)	(3,956)	(38.8)
Other	(2,369)	(2,870)	(501)	(17.5)
	(110,279)	(114,799)	(4,520)	(3.9)

Foreign exchange loss, net

The Company recorded foreign exchange losses, net of $96.7 million and $46.8 million in the three months ended March 31, 2018 and 2017, respectively, principally due to non-cash foreign exchange losses on euro denominated debt.

Provision for income taxes

	For the three months ended March 31,
($ thousands, except percentages)	2018	2017

Provision for (benefit from) income taxes	60,505	(10,330)
Loss before provision for (benefit from) income taxes	(3,999)	(37,122)
Effective income tax rate (determined using an estimated annual effective tax rate)	(1,513.0)%	27.8%

The change in the effective income tax rate from the three months ended March 31, 2018 compared to the three months ended March 31, 2017 is primarily related to U.K. and foreign losses with no tax benefit, increases in uncertain tax positions relating to a foreign tax audit, and the impact of the U.S. Tax Cuts and Jobs Act of 2017.

Operating Segment Results

The following section sets forth an overview of the Company's revenue, operating income and operating expenses by operating segment.

North America Gaming and Interactive segment

Revenue in the North America Gaming and Interactive segment for the three months ended March 31, 2018 decreased by $61.6 million, or 20.2% compared to the three months ended March 31, 2017, primarily related to the June 2017 sale of DoubleDown. At constant currency, revenue decreased by $62.1 million, or 20.3% compared to the three months ended March 31, 2017.

Service revenue

Service revenue in the North America Gaming and Interactive segment for the three months ended March 31, 2018 decreased by $80.0 million, or 34.1% ($80.2 million, or 34.2% at constant currency) compared to the three months ended March 31, 2017.

The following table sets forth changes in service revenue for the three months ended March 31, 2018 compared to the three months ended March 31, 2017:

	Service Revenue Change
($ thousands)	Constant Currency	Foreign Currency	Change

Social gaming	(67,893)	—	(67,893)
Machine gaming	(20,300)	207	(20,093)
Other services	7,972	62	8,034
	(80,221)	269	(79,952)

The principal drivers of the $80.2 million constant currency decrease in service revenue were as follows:

•	A decrease of $67.9 million in Social gaming, principally due to the June 2017 sale of DoubleDown; and

•
A decrease of $20.3 million in Machine gaming , primarily driven by a $14.0 million reclassification of jackpot expense from cost of services upon adoption of ASU 2014-09 (Topic 606), Revenue from Contracts with Customers ("ASC 606"), along with a 2.2% decrease in the casino installed base (23,183 machines installed at March 31, 2018 compared to 23,701 machines installed at March 31, 2017).

Product sales

Product sales in the North America Gaming and Interactive segment for the three months ended March 31, 2018 increased by $18.3 million, or 25.7% ($18.1 million, or 25.5% at constant currency) compared to the three months ended March 31, 2017.

The following table sets forth changes in product sales for the three months ended March 31, 2018 compared to the three months ended March 31, 2017:

	Product Sale Change
($ thousands)	Constant Currency	Foreign Currency	Change

Gaming machines	(1,145)	106	(1,039)
Systems and other	19,289	67	19,356
	18,144	173	18,317

The principal drivers of the $18.1 million constant currency increase in product sales were as follows:

•
A decrease of $1.1 million in Gaming machines, principally associated with 218 fewer machines, primarily new and expansion machines, sold during the three months ended March 31, 2018 compared to the three months ended March 31, 2017; and

•
An increase of $19.3 million in Systems and other, primarily driven by significant systems related and software sales during the three months ended March 31, 2018 compared to the three months ended March 31, 2017.

Segment operating expenses

The principal drivers of the $53.7 million constant currency decrease in operating expenses were as follows:

•
A decrease in cost of services of $36.5 million, primarily driven by a decrease of $24.6 million from the June 2017 sale of DoubleDown, and a decrease of $16.9 million related to the reclassification of jackpot expense to service revenue upon adoption of ASC 606;

•	An increase in cost of product sales of $7.5 million, principally due to the increase in product sales of $18.1 million and change in product mix;

•
A decrease in selling, general and administrative expense of $10.3 million, principally due to a decrease of $15.3 million from the June 2017 sale of DoubleDown, partially offset by an increase of $3.6 million in performance based compensation; and

•
A decrease in research and development expense of $14.5 million, primarily due to an $8.3 million decrease from the June 2017 sale of DoubleDown, along with a decrease of $6.3 million in payroll related costs.

Segment operating income

Operating income in the North America Gaming and Interactive segment for the three months ended March 31, 2018 decreased by $11.3 million ($8.3 million on a constant currency basis) compared to the three months ended March 31, 2017, while segment operating margin increased from 22.4% for the three months ended March 31, 2017 to 23.4% for the three months ended March 31, 2018, due to an improvement in both product sales and service revenue margins.

The principal driver of the $8.3 million constant currency decrease in segment operating income was the $19.7 million decrease in operating income related to the June 2017 sale of DoubleDown, partially offset by an increase of $11.4 million, primarily related to the increase in product sales.

North America Lottery segment

Revenue in the North America Lottery segment for the three months ended March 31, 2018 increased by $14.5 million, or 5.2% compared to the three months ended March 31, 2017, driven by an $11.1 million increase in service revenue and a $3.4 million increase in product sales. At constant currency, revenue increased by $14.0 million, or 5.0% compared to the three months ended March 31, 2017.

Service revenue

Service revenue in the North America Lottery segment for the three months ended March 31, 2018 increased by $11.1 million, or 4.1% ($10.9 million, or 4.1% at constant currency) compared to the three months ended March 31, 2017.

The following table sets forth changes in service revenue for the three months ended March 31, 2018 compared to the three months ended March 31, 2017:

	Service Revenue Change
($ thousands)	Constant Currency	Foreign Currency	Change

Operating and Facilities Management Contracts	5,782	2	5,784
Lottery Management Agreements	3,394	—	3,394
Machine gaming	(96)	—	(96)
Other services	1,814	220	2,034
	10,894	222	11,116

The principal drivers of the $10.9 million constant currency increase in service revenue were as follows:

•
An increase in Operating and Facilities Management Contracts of $5.8 million, principally driven by an increase in same store revenue (revenue from existing customers as opposed to new customers) of 11.0% primarily due to an increase in multi-state jackpot activity, partially offset by the exit of low-margin contracts, a lower effective rate on recent contract extensions and weather-related service disruptions; and

•
An increase in Lottery Management Agreements of $3.4 million, primarily related to the timing of recognition of $11.4 million in incentive fees earned under the LMAs upon the adoption of ASC 606, partially offset by a $8.0 million decrease in pass through service revenue related to reimbursable expenses due to the end of the Illinois LMA contract. Under ASC 606, the Company now estimates the incentive fees earned and records them throughout the contract period rather than in the period the annual incentive fees are finalized.

Product sales

Product sales in the North America Lottery segment for the three months ended March 31, 2018 increased by $3.4 million, or 26.5% ($3.1 million or 23.9% at constant currency) compared to three months ended March 31, 2017.

The following table sets forth changes in product sales for the three months ended March 31, 2018 compared to the three months ended March 31, 2017:

	Product Sale Change
($ thousands)	Constant Currency	Foreign Currency	Change

Lottery machines	3,089	342	3,431
Systems and other	(4)	—	(4)
	3,085	342	3,427

The principal drivers of the $3.1 million constant currency increase in product sales were as follows:

•
An increase in Lottery machines of $3.1 million, principally due to a $7.0 million increase in machine sales primarily in Massachusetts, partially offset by a $2.7 million decrease related to the timing of instant ticket printing sales.

Segment operating expenses

The principal drivers of the $6.3 million constant currency increase in operating expenses were as follows:

•	An increase in cost of product sales of $3.7 million, principally due to the $3.1 million increase in product sales;

•	An increase in selling, general and administrative expenses of $2.2 million, primarily driven by a $1.3 million increase in performance based compensation; and

•	An increase in research and development of $2.1 million, primarily related to a $1.9 million increase in game development costs.

Segment operating income

Operating income in the North America Lottery segment for the three months ended March 31, 2018 increased by $7.5 million, or 10.8% ($7.7 million, or 11.2% on a constant currency basis) compared to the three months ended March 31, 2017, while segment operating margin increased from 24.5% for the three months ended March 31, 2017 to 25.9% for the three months ended March 31, 2018.

The principal drivers of the $7.7 million constant currency increase in segment operating income were the following:

•
A $10.9 million increase in service revenue related to increased multi-state jackpot activity and timing of recognition of LMA incentive fees, partially offset by the exit of low-margin contracts, a lower effective rate on recent contract extensions and weather-related service disruptions;

•	A $2.6 million increase in depreciation and amortization; and

•	A $2.1 million increase in research and development, primarily related to game development.

International segment

Revenue in the International segment for the three months ended March 31, 2018 increased by $20.2 million, or 12.3% compared to the three months ended March 31, 2017. At constant currency, revenue increased by $10.2 million, or 6.2% compared to the three months ended March 31, 2017.

Service revenue

Service revenue in the International segment for the three months ended March 31, 2018 increased by $7.6 million, or 6.2% (decreased by $0.6 million or 0.5% at constant currency) compared to the three months ended March 31, 2017.

The following table sets forth changes in service revenue for the three months ended March 31, 2018 compared to the three months ended March 31, 2017:

	Service Revenue Change
($ thousands)	Constant Currency	Foreign Currency	Change

Operating and Facilities Management Contracts	1,744	4,352	6,096
Machine gaming	1,833	281	2,114
Other services	(4,216)	3,596	(620)
	(639)	8,229	7,590

The principal drivers of the $0.6 million constant currency decrease in service revenue were as follows:

•
An increase of $1.7 million in Operating and Facilities Management Contracts, principally driven by an increase in same store revenue of 4.1% primarily due to an increase in multi-state jackpot activity, instant tickets and other draw-based games;

•	An increase of $1.8 million in Machine gaming, principally associated with an increase of $1.4 million from the Greece video lottery terminal ("VLT") program; and

•	A decrease of $4.2 million in Other services, principally due to:

◦	A decrease of $3.2 million related to the reclassification of jackpot expense from cost of services upon adoption of ASC 606;

◦	A decrease of $1.2 million related to the exit of certain low-margin interactive contracts;

◦	A decrease of $1.4 million related to software revenue in Europe; and

◦	An increase of $1.4 million in commercial services in Latin America.

Product sales

Product sales in the International segment for the three months ended March 31, 2018 increased by $12.6 million, or 30.5% ($10.8 million, or 26.2% at constant currency) compared to the three months ended March 31, 2017.

The following table sets forth changes in product sales for the three months ended March 31, 2018 compared to the three months ended March 31, 2017:

	Product Sales Change
($ thousands)	Constant Currency	Foreign Currency	Change

Lottery machines	941	180	1,121
Gaming machines	3,267	1,040	4,307
Systems and other	6,604	581	7,185
	10,812	1,801	12,613

The principal drivers of the $10.8 million constant currency increase in product sales were as follows:

•	An increase of $3.3 million in Gaming machines, primarily driven by increased machine sales in the Asia Pacific Region of $2.5 million and Latin America of $1.0 million; and

•	An increase of $6.6 million in Systems and other, principally associated with an increase of $6.7 million in gaming systems sales in Asia.

Segment operating expenses

The principal drivers of the $0.2 million constant currency decrease in operating expenses were as follows:

•
An increase in cost of product sales of $2.8 million, principally associated with the $10.8 million increase in product sales primarily driven by the increase in gaming machines and gaming systems sales; and

•	A decrease in research in development of $1.4 million, primarily related to optimization efforts.

Segment operating income

Operating income in the International segment for the three months ended March 31, 2018 increased by $14.4 million, or 201.4% (an increase of $10.3 million, or 144.4% on a constant currency basis) compared to the three months ended March 31, 2017, while segment operating margin increased from 4.4% for the three months ended March 31, 2017 to 11.7% for the three months ended March 31, 2018 due principally to improved product margins, foreign exchange benefit.

The principal driver of the $10.3 million constant currency increase in segment operating income was the $10.8 million increase in product sales primarily driven by an increase of $3.3 million in Gaming machines sales and an increase of $6.9 million in gaming systems sales within Systems and other. Further, operating income was uncharacteristically low for the three months ended March 31, 2017.

Italy segment

Service revenues

Service revenue in the Italy segment for the three months ended March 31, 2018 increased by $81.3 million, or 20.2% compared to the three months ended March 31, 2017, driven by a $27.2 million increase in lotto service revenues within Operating and Facilities Management Contracts and a $22.1 million increase in sports betting revenue within Other services. The components of service revenue in the Italy segment for the three months ended March 31, 2018 and 2017 are as follows:

	For the three months ended March 31,		Change
($ thousands)	2018	2017	$

Operating and Facilities Management Contracts	213,700	172,025	41,675
Machine gaming	174,188	162,598	11,590
Other services	95,009	67,021	27,988
	482,897	401,644	81,253

The following table sets forth changes in service revenue for the three months ended March 31, 2018 compared to the three months ended March 31, 2017:

	Service Revenue Change
	Constant	Foreign
($ thousands)	Currency	Currency	Change

Operating and Facilities Management Contracts	13,074	28,601	41,675
Machine gaming	(11,680)	23,270	11,590
Other services	15,260	12,728	27,988
	16,654	64,599	81,253

The constant currency movements in service revenues for each of the core activities within the Italy segment are discussed below.

Operating and Facilities Management Contracts

At constant currency, Operating and Facilities Management Contracts for the three months ended March 31, 2018 increased by $13.1 million or 7.6% compared to the three months ended March 31, 2017, due principally to the increase in lotto and instant tickets as described below.

Lotto

At constant currency, lotto for the three months ended March 31, 2018 increased by $10.4 million or 10.6% compared to the three months ended March 31, 2017, due principally to the 16.7% increase in 10eLotto wagers as a result of the additional game option, Doppio Numero Oro, which launched in October 2017, as shown in the table below:

	For the three months ended March 31,		Change
(€ millions)	2018	2017	€	%

10eLotto wagers	1,451	1,243	208	16.7
Core wagers	504	525	(21)	(4.0)
Wagers for late numbers	45	106	(61)	(57.5)
Million Day	34	—	34	—
	2,034	1,874	160	8.5

Instant tickets

At constant currency, instant tickets for the three months ended March 31, 2018 increased by $2.7 million, or 3.7%, compared to the three months ended March 31, 2017, primarily driven by an increase of 4.4% in the number of tickets sold due to the July 2017 relaunch of Miliardario, partially offset by a 1.5% decrease in the average price point (the average value of the tickets sold). Total wagers for the three months ended March 31, 2018 compared to the three months ended March 31, 2017 is detailed below:

	For the three months ended March 31,		Change
(€ millions)	2018	2017	€	%

Total wagers	2,408	2,341	67	2.9

Machine gaming

At constant currency, Machine gaming for the three months ended March 31, 2018 decreased by $11.7 million, or 7.2% compared to the three months ended March 31, 2017, primarily driven by a 1.2% decrease in total machine gaming wagers (as detailed below) and a 10.3% decrease in total machines installed due to a regulator-mandated reduction in Amusement with prize machines (“AWP”) and an increase in gaming machine taxes that went into effect at the end of April 2017, partially offset by higher productivity of the machines.

	For the three months ended March 31,		Change
(€ millions)	2018	2017	€	%

VLT wagers	1,441	1,415	26	1.8
AWP wagers	955	1,009	(54)	(5.4)
	2,396	2,424	(28)	(1.2)

Total wagers and machines installed correspond to the management of VLTs and AWPs under the Company's concession.

 Other services

At constant currency, Other services for the three months ended March 31, 2018 increased by $15.3 million or 22.8% compared to the three months ended March 31, 2017, driven primarily by the lower payout in sports betting (81.2% for the three months ended March 31, 2018 compared to 89.5% for the three months ended March 31, 2017) and a 5.3% increase in interactive game wagers.

Segment operating expenses

The principal drivers of the $15.6 million constant currency increase in operating expenses were as follows:

•	An increase in cost of services of $11.6 million, principally due to:

◦	An increase of $7.2 million related to marketing and advertising for lottery games including Doppio Numero Oro which launched in October 2017 and Million Day which launched in February 2018;

◦	An increase of $2.8 million in depreciation and amortization; and

◦	An increase of $1.2 million in Lotto POS consumables due to the increase in wagers; and

•	An increase in selling, general and administrative expenses of $5.7 million, primarily related to:

◦	An increase of $3.7 million in bad debt expense, primarily related to Machine gaming due to the regulator-mandated reduction in AWP machines; and

◦	An increase of $1.4 million in depreciation and amortization due to an increase in capital expenditures when compared to the three months ended March 31, 2017.

Segment operating income

Operating income in the Italy segment for the three months ended March 31, 2018 increased by $23.2 million, or 18.7% (a increase of $1.0 million, or 0.8% on a constant currency basis) compared to three months ended March 31, 2017, while segment operating margin amounted to 30.5% and 30.9% for the three months ended March 31, 2018 and 2017, respectively.

The constant currency increase of $1.0 million in operating income in the Italy segment for the three months ended March 31, 2018 compared to three months ended March 31, 2017 was principally driven by a $16.2 million increase in sports betting due to lower payouts, partially offset by an increase of $11.6 million in cost of services and an increase of $5.7 million in selling, general and administrative expenses.

Liquidity and Capital Resources

The Company's business is capital intensive, and requires liquidity in order to meet its obligations and fund growth. Historically, the Company's primary sources of liquidity have been cash flows from operations and, to a lesser extent, cash proceeds from financing activities, including amounts available under the Revolving Credit Facilities due 2021. In addition to general working capital and operational needs, the Company's liquidity requirements arise primarily from its need to meet debt service requirements and to fund capital expenditures. The Company also requires liquidity to fund any acquisitions and associated costs. The Company's cash flows generated from operating activities together with cash flows generated from financing activities have historically been sufficient to meet the Company's liquidity requirements.

The Company believes its ability to generate cash from operations to reinvest in its business, primarily due to the long-term nature of its contracts, is one of its fundamental financial strengths. Combined with funds currently available and committed borrowing capacity, the Company expects to have sufficient liquidity to meet its financial obligations and working capital requirements in the ordinary course of business for at least the next 12 months.

The cash management, funding of operations and investment of excess liquidity are centrally coordinated by a dedicated treasury team with the objective of ensuring effective and efficient management of funds.

The Company's total available liquidity was as follows:

($ thousands)	March 31, 2018	December 31, 2017

Revolving Credit Facilities due 2021	1,835,850	1,974,493
Cash and cash equivalents	569,620	1,057,418
Total Liquidity	2,405,470	3,031,911

The Revolving Credit Facilities due 2021 are subject to customary covenants (including maintaining a minimum ratio of EBITDA to net interest costs and a maximum ratio of total net debt to EBITDA) and events of default, none of which are expected to impact the Company's near-term liquidity or capital resources. At March 31, 2018 and December 31, 2017, the borrowers under the Revolving Credit Facilities due 2021 were in compliance with all covenants. From time to time the Company and its creditors may amend these covenants, and maintaining compliance with these covenants in the future may restrict the ability of the Company to pay dividends, repurchase shares, acquire assets of other companies, or grant security interests in its assets.

The Company holds insignificant amounts of cash in countries where there may be restrictions on transfer due to regulatory or governmental bodies. Based on the Company's review of such transfer restrictions and the cash balances held in such countries, it does not believe such transfer restrictions have an adverse impact on its ability to meet liquidity requirements at the dates represented above.

The Company has two agreements with major European financial institutions to sell certain trade receivables related to the Italy segment on a non-recourse basis. At March 31, 2018 and December 31, 2017, the Company sold €190.6 million ($234.8 million at the March 31, 2018 exchange rate) and €221.3 million ($265.4 million at the December 31, 2017 exchange rate) of trade receivables, respectively, which have been derecognized from the Company’s condensed consolidated balance sheets.
The Company also sells certain other trade and customer financing receivables on a non-recourse basis which have been derecognized from the Company’s condensed consolidated balance sheet. As of the three months ended March 31, 2018 and year ended December 31, 2017, the Company sold $47.0 million and $52.8 million of these receivables, respectively.

Cash Flow Summary

The following table summarizes the statements of cash flows. A complete statement of cash flows is provided in the Condensed Consolidated Financial Statements included herein.

	For the three months ended March 31,
($ thousands)	2018	2017

Net cash provided by operating activities	77,210	293,552
Net cash used in investing activities	(131,841)	(10,696)
Net cash used in financing activities	(463,233)	(96,295)
Net cash flows	(517,864)	186,561

Analysis of Cash Flows

Net Cash Provided By Operating Activities

During the three months ended March 31, 2018, the Company generated $77.2 million of net cash flows from operating activities, a decrease of $216.3 million compared to the same period in 2017. This decrease was principally due to:

•	A decrease of $124.7 million in trade and other receivables, primarily due to the timing of cash collections on receivables in the Italy segment;

•	A decrease of $61.8 million, primarily due to the timing of payments related to performance based compensation; and

•	A decrease of $20.6 million in accounts payable, primarily due to the timing of payments.

Net Cash Used In Investing Activities

During the three months ended March 31, 2018, net cash flows used in investing activities were $131.8 million. During the three months ended March 31, 2017, net cash flows used in investing activities were $10.7 million.

Investing activities for the three months ended March 31, 2018

•	Capital expenditures of $134.7 million, including:

◦	$51.3 million in the Italy segment, principally for machine gaming, sports betting and lotto;

◦	$32.7 million in the North America Lottery segment, principally for lottery contracts, including South Carolina, West Virginia and Georgia;

◦	$34.8 million in the North America Gaming and Interactive segment, primarily due to the investment in new machines in the installed base; and

◦	$14.3 million in the International segment, principally related to upgrade the casino and VLT installed base to newer machines.

Investing activities for the three months ended March 31, 2017

•	Proceeds from the sale of assets of $160.9 million, principally related to the sale of the Company's Reno, Nevada facility;

•	Capital expenditures of $172.1 million, including:

◦	$61.8 million in the North America Lottery segment, principally for lottery contracts in Florida, Virginia and North Carolina;

◦	$61.0 million in the Italy segment, principally for lotto and machine gaming;

◦	$29.0 million in the North America Gaming and Interactive segment, primarily due to the investment in new machines in the installed base; and

◦	$18.8 million in the International segment, principally related to upgrade the casino and VLT installed base to newer machines.

Net Cash Used in Financing Activities

During the three months ended March 31, 2018 and 2017, net cash flows used in financing activities were $463.2 million and $96.3 million, respectively.

Financing activities for the three months ended March 31, 2018

•	Principal payment of $625.5 million to redeem the €500 million 6.625% Senior Secured Notes due 2018 when they matured on February 2, 2018; and

•	Net proceeds of $164.7 million from the Revolving Credit Facilities due 2021.

Financing activities for the three months ended March 31, 2017

•	Principal payments, net of $54.4 million on the Revolving Credit Facilities due 2021;

•	Net payments of $27.2 million on financial liabilities, primarily from our Italy segment; and

•	Payment of dividends of $13.1 million to non-controlling shareholders.

Off-Balance Sheet Arrangements

At March 31, 2018, we did not have any significant changes to off-balance sheet arrangements.

Dividends

No dividends were distributed during the three months ended March 31, 2018. On March 8, 2018, the Company announced a dividend payable on April 5, 2018 to holders of record as of the close of business on March 22, 2018. Historical payment of dividends is not an indication that dividends will be paid on any future date. The Company has not yet implemented a formal policy on dividend distributions, and any future dividend payment is subject to Board approval.

Contractual Obligations

There have been no material changes to our contractual obligations disclosed under "Item 5.F. Tabular Disclosure of Contractual Obligations" to our 2017 Form 20-F, except as disclosed in Note 5, Debt, to the condensed consolidated financial statements herein.

Item 3.	Quantitative and Qualitative Disclosures About Market Risk

There have been no material changes to the disclosure under "Part I, Item 11. Quantitative and Qualitative Disclosures about Market Risk" included in our 2017 Form 20-F.

Item 4.	Controls and Procedures

A material weakness is a deficiency or a combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. As disclosed in our December 31, 2017 Form 20-F, management identified a material weakness in its internal control over financial reporting as the Company did not maintain effective internal controls related to the identification, evaluation, and documentation of significant judgments related to the classification on the Consolidated Statement of Cash Flows of significant non-recurring transactions, such as the material upfront payments made in connection with the Italian Gioco del Lotto service concession.  During the second half of the 2017 reporting process and continuing through the first quarter of 2018, management remediated the Company’s internal controls over financial reporting to identify, evaluate and document significant judgments related to the classification on the Consolidated Statement of Cash Flows of significant non-recurring transactions.  Actions taken to remediate the control included (i) expanding staffing and resources dedicated to technical accounting and financial reporting; (ii) formalization of the process to identify and document significant judgments related to the classification on the Consolidated Statement of Cash Flows of significant non-recurring transactions, and (iii) utilizing professional services from external advisers to supplement internal resources and provide the Company with access to additional technical resources that management uses in their evaluation of complex accounting matters related to the Consolidated Statement of Cash Flows. We believe these additional control procedures have strengthened our internal controls over financial reporting and addressed the material weakness.

Management, including the Company's Chief Executive Officer and Chief Financial Officer, evaluated the changes in the Company's internal control over financial reporting, including testing of those remediated controls as of March 31, 2018. Management assessed and concluded that the previously reported material weakness has been remediated as of March 31, 2018.

Item 5.	Subsequent Events

On April 20, 2018, the Company was informed of findings by the State of Washington’s Office of Financial Management with respect to an investigation into potential ethics violations by employees of the Washington state lottery. These potential violations include, among others, the possible acceptance by such employees of items of value beyond the limits of Washington state law and policy from various vendors, including the Company. As a result, the Company has begun an internal investigation with the assistance of outside counsel to assess, among other things, the extent of the involvement of employees of Company in the potential violations. The internal investigation is in a preliminary stage and as such the Company cannot predict its duration, scope, or result, or any potential ramifications for its contract with the Washington state lottery. If the potential violations or other similar violations are substantiated, the Washington state lottery could require us to take remedial measures or could take actions against the Company, potentially including termination of the contract, which could have a material adverse impact on the Company.

In the ordinary course of its business, the Company engages in a regular review of its practices to assess its compliance with applicable state laws, including those relevant to contracts with lottery customers. In light of the Washington state lottery matter described above, the Company is accelerating such review and proactively conducting a sampling of its practices in other states.

PART II	OTHER INFORMATION

Item 1.	Legal Proceedings

Please see Note 7, Commitments and Contingencies—Legal Proceedings hereto.

Item 1A.	Risk Factors
There have been no material new risk factors or material changes to the existing risk factors set forth in "Part I, Item 3.D. Risk Factors", to the Company's 2017 Form 20-F.

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNATIONAL GAME TECHNOLOGY PLC

/s/ Alberto Fornaro
Name: Alberto Fornaro
Title: Chief Financial Officer

Dated: May 21, 2018